Filed Pursuant to Rule 424(b)(3)

Registration No. 333-252212

ARES REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 12 DATED MARCH 22, 2023

TO THE PROSPECTUS DATED MAY 3, 2022

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Ares Real Estate Income Trust Inc., dated May 3, 2022 as supplemented by Supplement No. 1 dated May 13, 2022, Supplement No. 2 dated June 15, 2022, Supplement No. 3 dated July 15, 2022, Supplement No. 4 dated August 15, 2022, Supplement No. 5 dated September 15, 2022, Supplement No. 6 dated October 14, 2022, Supplement No. 7 dated November 15, 2022, Supplement No. 8 dated December 15, 2022, Supplement No. 9 dated January 13, 2023, Supplement No. 10 dated February 14, 2023, and Supplement No. 11 dated March 15, 2023 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	updated information with respect to our real properties;
●	updated information with respect to our DST Program and debt obligations;
●	updated information regarding distributions;
●	updated information regarding redemptions;
●	updated information regarding fees and expenses payable to our Advisor, our Dealer Manager and their affiliates;
●	updated historical company-level expenses;
●	updated certain historical net asset value (“NAV”) information;
●	updated experts information;
●	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed as part of our Annual Report on Form 10-K for the year ended December 31, 2022;
●	updated information regarding quantitative and qualitative disclosures about market risk; and
●	the consolidated financial statements, notes, and the financial statement schedule included in our Annual Report on Form 10-K for the year ended December 31, 2022.

●             REAL PROPERTIES

Acquisitions. During the year ended December 31, 2022, we acquired 21 industrial properties, seven residential properties and two office properties, specifically two life science properties, comprising 5.8 million square feet for an aggregate contractual purchase price of approximately $1.2 billion.

As of the date of this Supplement, and subsequent to December 31, 2022, we acquired (excluding properties related to our DST Program) one industrial property for a contractual purchase price of $17.4 million.

Dispositions. During the year ended December 31, 2022, we sold six retail properties, one office property, and a retail land parcel for net proceeds of approximately $274.8 million. We recorded a net gain on sale of approximately $94.8 million.

As of the date of this Supplement, and subsequent to December 31, 2022, we sold a portion of one retail property for a contractual sale price of $55.5 million. Our accounting basis (net of accumulated depreciation and amortization) for this real estate property as of the closing date was approximately $16.5 million.

●             DST PROGRAM AND DEBT OBLIGATIONS

DST Program and DST Program Loans. Our DST Program raises capital through private placement offerings by selling DST Interests in specific Delaware statutory trusts holding real properties. The following table presents our DST Program activity for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,
(in thousands)	2022	2021
DST Interests sold	$758,995	$292,702
DST Interests financed by DST Program Loans	51,496	25,978
Income earned from DST Program Loans (1)	3,420	2,178
Financing obligation liability appreciation (2)	31,737	5,822
Rent obligation incurred under master lease agreements (2)	47,021	28,422

(1)	Included in other income and expenses on the consolidated statements of operations.
(2)	Included in interest expense on the consolidated statements of operations.

Additionally, during the years ended December 31, 2022 and 2021, 28.8 million OP Units and 15.0 million OP Units, respectively, were issued in exchange for DST Interests for a net investment of $252.6 million and $115.7 million, respectively, in accordance with our UPREIT structure. As of December 31, 2022 and 2021, we also had 120 and 96 DST Program Loans, respectively, with a combined carrying value of $81.9 million and $62.1 million, respectively, and a weighted-average interest rate of 4.47% and 3.98%, respectively, and a weighted-average maturity of 9.2 years and 8.9 years, respectively, related to the DST Program.

Debt Obligations. Our consolidated indebtedness is currently comprised of borrowings under our line of credit, term loans and mortgage notes. As of December 31, 2022, we had approximately $1.6 billion of consolidated indebtedness with a weighted-average interest rate of 4.31%, which includes the effects of the interest rate swap agreements. The weighted-average remaining term of our consolidated debt as of December 31, 2022 was 3.9 years, excluding the impact of certain extension options. The total gross book value of properties encumbered by our consolidated debt as of December 31, 2022 was approximately $970.3 million. See “Note 6 to the Consolidated Financial Statements” and “Schedule III—Real Estate and Accumulated Depreciation” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional information.

In July 2017, the Financial Conduct Authority (“FCA”) that regulates LIBOR announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee (“ARRC”), which identified the Secured Overnight Financing Rate as its preferred alternative rate for LIBOR in derivatives and other financial contracts. Any changes adopted by the FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, our interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.

LIBOR is expected to be phased out or modified by June 2023. As of December 31, 2022, certain of our mortgage notes have an initial or extended maturity dates beyond 2023 with exposure to LIBOR. The agreements governing these loans provide procedures for determining a replacement or alternative base rate in the event that LIBOR is discontinued. However, there can be no assurances as to whether such replacement or alternative base rate will be more or less favorable than LIBOR. We intend to monitor the developments with respect to the phasing out of LIBOR after 2023 and work with our lenders to seek to ensure any transition away from LIBOR will have minimal impact on our financial condition, but can provide no assurances regarding the impact of the discontinuation of LIBOR.

●             DISTRIBUTIONS

From January 31, 2020 through March 22, 2023, our board of directors authorized a monthly distribution rate of $0.03125 per share of common stock, subject to adjustment for class-specific fees. Our board of directors reserves the right to revisit this distribution level during the quarter with respect to record dates that have not yet passed. The distributions were paid, or will be paid, on or about the last business day of each respective month to stockholders of record as of the close of business on the last business day of each respective month.

Refer to the section of this Supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for detail regarding our distributions.

●             REDEMPTIONS

Below is a summary of redemptions and repurchases pursuant to our share redemption program for the years ended December 31, 2022 and 2021. Our board of directors may modify or suspend our current share redemption programs if it deems such action to be in the best interest of our stockholders.

	For the Year Ended December 31,
(in thousands, except for per share data)	2022	2021
Number of shares redeemed or repurchased	8,466	8,784
Aggregate dollar amount of shares redeemed or repurchased	$73,378	$67,234
Average redemption or repurchase price per share	$8.67	$7.65

For the years ended December 31, 2022 and 2021, we received and redeemed 100% of eligible redemption requests for an aggregate amount of approximately $73.4 million and $67.2 million, respectively, which we redeemed using cash flows from operating activities in excess of our distributions paid in cash, cash on hand, proceeds from our public offerings, proceeds from the disposition of properties, and borrowings under our revolving line of credit. We generally repay funds borrowed from our revolving line of credit from a variety of sources including: cash flows from operating activities in excess of our distributions; proceeds from our public offerings; proceeds from the disposition of properties; and other longer-term borrowings. In addition, refer to “Note 10 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for detail regarding our redemption activity relating to OP Units.

●             FEES AND EXPENSES PAYABLE TO OUR ADVISOR, OUR DEALER MANAGER AND THEIR AFFILIATES

The table below summarizes the fees and expenses incurred by us for services provided by the Advisor and its affiliates, and by the Dealer Manager related to the services the Dealer Manager provided in connection with our public offerings and any related amounts payable. Refer to the section of the Prospectus entitled “The Advisor and the Advisory Agreement—Summary of Fees, Commissions and Reimbursements” for more information regarding these fees and expenses.

	For the Year Ended December 31,		Payable as of December 31.
(in thousands)	2022	2021	2022	2021
Selling commissions and dealer manager fees (1)	$4,289	$2,656	$—	$—
Ongoing distribution fees (1)(2)	6,800	3,206	748	394
Advisory fees—fixed component	33,747	21,433	2,868	2,094
Performance participation allocation (3)	23,747	15,327	23,747	15,327
Other expense reimbursements—Advisor (4)(5)	11,346	11,070	4,192	1,443
Other expense reimbursements—Dealer Manager	372	376	109	—
Property accounting fee (6)	1,289	—	478	—
DST Program selling commissions, dealer manager and distribution fees (1)	22,467	9,871	241	219
Other DST Program related costs—Advisor (5)	14,860	6,318	146	87
Total	$118,917	$70,257	$32,529	$19,564

(1)	All or a portion of these amounts will be retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers.
(2)	The distribution fees are payable monthly in arrears. Additionally, we accrue for future estimated amounts payable related to ongoing distribution fees. The future estimated amounts payable of approximately $60.9 million and $34.1 million as of December 31, 2022 and 2021, respectively, are included in other liabilities on the consolidated balance sheets.
(3)	The allocation of the performance participation interest is ultimately determined at the end of each calendar year and will be paid in Class I OP Units or cash, at the election of the Advisor. As the performance hurdle was achieved as of both December 31, 2022 and 2021, we recognized approximately $23.7 million and $15.3 million for the years ended December 31, 2022 and 2021, respectively, of performance participation allocation expense in our consolidated statements of operations.
(4)	Other expense reimbursements include certain expenses incurred for organization and offering, acquisition and general administrative services provided to us under the advisory agreement, including, but not limited to, certain expenses described below after footnote 6, allocated rent paid to both third parties and affiliates of our Advisor, equipment, utilities, insurance, travel and entertainment.
(5)	Includes costs reimbursed to the Advisor related to the DST Program.
(6)	The cost of the property management fee, including the property accounting fee, is generally borne by the tenant or tenants at each real property, either via a direct reimbursement to us or, in the case of tenants subject to a gross lease, as part of the lease cost. In certain circumstances, we may pay for a portion of the property management fee, including the property accounting fee, without reimbursement from the tenant or tenants at a real property.

Certain of the expense reimbursements described in the table above include a portion of the compensation expenses of officers and employees of the Advisor or its affiliates related to activities for which the Advisor did not otherwise receive a separate fee. Amounts incurred related to these compensation expenses for the years ended December 31, 2022 and 2021 were approximately $10.7 million and $9.8 million, respectively. No reimbursement is made for compensation of our named executive officers unless the named executive officer is providing stockholder services, as outlined in the Advisory Agreement.

●             HISTORICAL COMPANY-LEVEL EXPENSES

During the years ended December 31, 2022 and 2021, we incurred certain company-level expenses at an annualized rate equal to approximately 3.81% and 3.83%, respectively, of our average NAV over the respective periods. Such company-level expenses comprised (i) an advisory fee equal to an annualized 2.81% and 2.74%, respectively, of our average NAV over the respective periods, which included a performance fee of 1.16% and 1.14% for the years ended December 31, 2022 and 2021, respectively, (ii) general and administrative expenses equal to an annualized 0.78% and 0.85%, respectively, of our average NAV over the respective periods and (iii) organizational and offering costs equal to an annualized 0.22% and 0.24%, respectively, of our average NAV over the respective periods. Said differently, for each $1,000 in net proceeds that we received from the sale of shares after deducting upfront fees and commissions, we incurred approximately $38 and $38 in these company-level expenses during 2022 and 2021, respectively. For these purposes, organizational and offering costs do not include costs associated with raising capital under our DST Program. We defer these costs and amortize them to interest expense over the expected term of the master lease with third-party investors.

The information above should not be considered a representation of future company-level expenses, which are dependent on a number of factors, including but not limited to our performance which affects the performance fee that we pay. From time to time we may change the fees and expense reimbursements we pay to our Advisor and Dealer Manager. For example, in connection with the Restructuring on September 1, 2017, we revised certain fees and expense reimbursements payable to our Advisor and Dealer Manager. In addition, investors in this offering may also be subject to upfront selling commissions and dealer manager fees, and ongoing distribution fees. Furthermore, we incur other investment-related expenses not included in the paragraph above such as, but not limited to, interest expense from borrowings and investment and property-level expenses (e.g. real estate taxes, property insurance and other real estate operating expenses).  See “The Advisor and the Advisory Agreement-Summary of Fees, Commissions and Reimbursements” in the Prospectus for a more detailed explanation of the fees and expenses payable to the Advisor and its affiliates.

●             CERTAIN HISTORICAL NAV INFORMATION

The following table shows our NAV per share at the end of each quarter during 2022:

Date	Class T	Class S	Class D	Class I	Class E
March 31, 2022	$8.69	$8.69	$8.69	$8.69	$8.69
June 30, 2022	$8.86	$8.86	$8.86	$8.86	$8.86
September 30, 2022	$8.89	$8.89	$8.89	$8.89	$8.89
December 31, 2022	$8.82	$8.82	$8.82	$8.82	$8.82

Our share sales and redemptions are made based on the applicable NAV per share carried out to four decimal places. Our most recent NAV per share for each class is (i) posted on our website, areswmsresources.com/investment-solutions/AREIT, and (ii) made available on our toll-free, automated telephone line, (888) 310-9352. In addition, we will disclose in a prospectus or prospectus supplement filed with the Commission the principal valuation components of our monthly NAV calculations.

●             EXPERTS

The consolidated financial statements of Ares Real Estate Income Trust Inc. as of December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022, and financial statement schedule III, have been included herein and in this Supplement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

●             MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

General

Ares Real Estate Income Trust Inc. is a NAV-based perpetual life REIT that was formed on April 11, 2005, as a Maryland corporation. We are primarily focused on investing in and operating a diverse portfolio of real property. As of December 31, 2022, our consolidated real property portfolio consisted of 90 properties totaling approximately 18.5 million square feet located in 33 markets throughout the U.S. We also owned 156 properties through our unconsolidated joint venture partnerships as of December 31, 2022. Unless otherwise noted, these unconsolidated properties are excluded from the presentation of our portfolio data herein.

We have operated and elected to be treated as a REIT for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2006, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an UPREIT organizational structure to hold all or substantially all of our assets through the Operating Partnership.

As a NAV-based perpetual life REIT, we intend to conduct ongoing public primary offerings of our common stock on a perpetual basis. We also intend to conduct an ongoing distribution reinvestment plan offering for our stockholders to reinvest distributions in our shares. From time to time, we intend to file new registration statements on Form S-11 with the SEC to register additional shares of common stock so that we may continuously offer shares of common stock pursuant to Rule 415 under the Securities Act. During the year ended December 31, 2022, we raised gross proceeds of approximately $388.9 million from the sale of approximately 44.9 million shares of our common stock in our ongoing public offerings, including proceeds from our distribution reinvestment plan of approximately $29.4 million. See “Note 10 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for more information about our public offerings.

Additionally, we have a program to raise capital through private placement offerings by selling DST Interests. These private placement offerings are exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act. We anticipate that these interests may serve as replacement properties for investors seeking to complete like-kind exchange transactions under Section 1031 of the Code. Similar to our prior private placement offerings, we expect that the DST Program will give us the opportunity to expand and diversify our capital raise strategies by offering what we believe to be an attractive and unique investment product for investors that may be seeking replacement properties to complete like-kind exchange transactions under Section 1031 of the Code. We also offer DST Program Loans to finance no more than 50% of the purchase price of the DST Interests to certain purchasers of the interests in the Delaware statutory trusts. During 2022, we sold $759.0 million of gross interests related to the DST Program, $51.5 million of which were financed by DST Program Loans. See “Note 7 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional detail regarding the DST Program.

We currently operate in four reportable segments: office, retail, residential and industrial. The following table summarizes our real property portfolio by segment as of December 31, 2022:

					Average
				% of Total	Effective Annual			% of
($ and square feet in thousands,	Number of	Number of	Rentable	Rentable	Base Rent per	%	Aggregate	Aggregate
except for per square foot data)	Markets (1)	Real Properties	Square Feet	Square Feet	Square Foot (2)	Leased	Fair Value	Fair Value
Office properties	7	8	1,576	8.5%	$34.94	75.6%	$610,850	13.2%
Retail properties	8	18	2,422	13.1	19.88	95.3	740,400	16.0
Residential properties	8	14	4,205	22.7	27.11	94.4	1,685,000	36.3
Industrial properties	28	50	10,314	55.7	5.90	99.7	1,603,500	34.5
Total real property portfolio	33	90	18,517	100.0%	$14.41	95.9%	$4,639,750	100.0%

(1)	Reflects the number of unique markets by segment and in total. As such, the total number of markets does not equal the sum of the number of markets by segment as certain segments are located in the same market.
(2)	Amount calculated as total annualized base rent, which includes the impact of any contractual tenant concessions (cash basis) per the terms of the lease, divided by total lease square footage as of December 31, 2022.

We currently focus our investment activities primarily across the major U.S. property sectors (industrial, residential (which includes and/or may include multi-family and other types of rental housing such as manufactured, student, and single family rental housing), office (which includes and/or may include medical office and life science laboratories) and retail). To a lesser extent, we strategically invest in and/or intend to invest in geographies outside of the U.S., which may include Canada, the United Kingdom, Europe and other foreign jurisdictions, and in other sectors such as triple net lease, real estate debt (which may include mortgages and subordinated interests), real estate-related securities, properties in sectors adjacent to our primary investment sectors and/or infrastructure, to create a diversified blend of current income and long-term value appreciation. Our near-term investment strategy is likely to prioritize new investments in the industrial and residential sectors due to relatively attractive fundamental conditions. We also intend to continue to hold an allocation of properties in the office and retail sectors, the latter of which is largely grocery-anchored.

Real Estate Outlook

Our results of operations are affected by a variety of factors, including conditions in both the U.S. and global financial markets and the economic and political environments.

The commercial real estate markets continued to be impacted by the macroeconomic environment in the fourth quarter and U.S. real estate transaction activity was subdued. Given the global rise in interest rates by central banks, property valuations adjusted downwards, with capitalization rate compressions waning and yields widening. Periods of excessive or prolonged inflation and rising interest rates may negatively impact our customers’ businesses, resulting in increased vacancy, concessions or bad debt expense, which may adversely and materially affect our net operating income and NAV.

Some of these market trends can be offset by continued strong fundamentals in certain property types, including multifamily and industrial. In particular, these sectors have experienced healthy market rent growth which has greatly benefitted future cash flow projections. Within the industrial sector, market rents have been driven by historically low vacancy, combined with sustained demand relating to improving supply chain resiliency while the multifamily sector saw historic growth as a result of high single family home prices, increasing interest rates, continued uncoupling of households and lowered propensity for roommates in a post-COVID environment.

Necessity-based retail proved resilient from a valuation perspective given the defensive nature of the sector, as many grocers and other necessity-based retailers continued to see strong brick-and-mortar sales throughout 2022. Despite headwinds for the sector, high quality, well-amenitized and/or well leased office assets outside of central business districts are faring relatively well. Subsectors within property types that we do not focus, such as malls and central business district office high rises continued to struggle and saw much more volatility in performance.

The 2023 outlook for commercial real estate also varies by sector. With industrial vacancy remaining near record-low levels, secular demand drivers such as e-commerce and building supply-chain resiliency remain intact and are expected to drive continued outperformance. Despite the pandemic-induced shift in consumer behavior giving e-commerce a boost, post-pandemic sales are projected to grow over 7% annually through 2027. As home price appreciation persists, coupled with mortgage rates doubling year-over-year, high financial barriers to homeownership are expected to continue driving rental demand. Fundamentals that supported necessity-based retail performance in 2022 are expected to continue, and new tailwinds for the sector additionally include a lack of new supply combined with a renewed tenant appreciation for brick-and mortar presence. Lastly, as employers are becoming less enthusiastic about the prospects of a permanent shift to a work-from-home program, office properties are positioned to benefit from an increased preference for employees to return full-time or hybrid, but will emphasize location and amenities to maximize the efficiency of employees’ time in the office.

We believe our portfolio is well-positioned for this market environment. Real estate market fundamentals remain favorable, supported by strong rent growth, low vacancy rates and demand generally outpacing supply in certain sectors like industrial and residential. However, there is no guarantee that our outlook will remain positive for the long-term, especially if leasing fundamentals weaken in the future.

RESULTS OF OPERATIONS

Summary of 2022 Activities

During 2022, we completed the following activities:

●	We acquired 21 industrial properties, seven residential properties and two office properties, specifically two life science properties, comprising 5.8 million square feet for an aggregate contractual purchase price of approximately $1.2 billion. We invested $62.8 million in our unconsolidated joint venture partnerships, which acquired an additional 130 properties during the year.
●	We sold six retail properties, one office property and a retail land parcel for net proceeds of approximately $274.8 million. We recorded a net gain on sale of approximately $94.8 million.
●	We leased approximately 1.1 million square feet, which included 431,000 square feet of new leases and 660,000 square feet of renewals. We are currently 95.9% leased as of December 31, 2022, as compared to 94.6% as of December 31, 2021.
●	We invested $158.4 million in debt-related investments.
●	We decreased our leverage ratio from 37.6% as of December 31, 2021 to 31.8% as of December 31, 2022. Our leverage ratio for reporting purposes is calculated as the outstanding principal balance of our borrowings less cash and cash equivalents divided by the fair value of our real property, net investments in unconsolidated joint venture partnerships, investments in real estate-related securities and debt-related investments not associated with the DST Program (determined in accordance with our valuation procedures).
●	We raised gross proceeds of approximately $388.9 million from the sale of approximately 44.9 shares of our common stock in our ongoing public offerings, including proceeds from our distribution reinvestment plan. Additionally, we raised $759.0 million of gross capital through private placement offerings by selling DST Interests, $51.5 million of which were financed by DST Program Loans.
●	We redeemed 8.5 million shares of common stock at a weighted-average purchase price of $8.67 per share for an aggregate amount of $73.4 million.
●	We issued 28.8 million units in the Operating Partnership (“OP Units”) in exchange for DST Interests for a net investment of $252.6 million in accordance with our UPREIT structure.
●	We increased the bank commitments under of our line of credit from $700.0 million to $900.0 million.

Results for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

The following table sets forth information regarding our consolidated results of operations for the year ended December 31, 2022, as compared to the year ended December 31, 2021.

	For the Year Ended December 31,		Change
($ in thousands, except per square foot data)	2022	2021	$	%
Revenues:
Rental revenues	$289,234	$209,176	$80,058	38.3%
Debt-related income	9,989	9,174	815	8.9%
Total revenues	299,223	218,350	80,873	37.0%
Operating expenses:
Rental expenses	103,953	69,773	34,180	49.0%
Real estate-related depreciation and amortization	134,617	74,415	60,202	80.9%
General and administrative expenses	10,570	8,797	1,773	20.2%
Advisory fees	33,747	21,433	12,314	57.5%
Performance participation allocation	23,747	15,327	8,420	54.9%
Acquisition costs and reimbursements	5,427	2,636	2,791	NM
Impairment of real estate property	—	758	(758)	(100.0)%
Credit loss expense	1,799	—	1,799	NM
Total operating expenses	313,860	193,139	120,721	62.5%
Other (income) expenses:
Equity in loss (income) from unconsolidated joint venture partnership(s)	(2,970)	(114)	(2,856)	NM
Interest expense	140,406	70,494	69,912	99.2%
Gain on sale of real estate property	(94,827)	(77,857)	(16,970)	(21.8)%
Gain on derivative instruments	(4,723)	(71)	(4,652)	NM
Other income and expenses	(2,860)	(1,781)	(1,079)	(60.6)
Total other (income) expenses	35,026	(9,329)	44,355	NM
Net loss	(49,663)	34,540	(84,203)	NM
Net loss attributable to redeemable noncontrolling interests	370	(221)	591	NM
Net income attributable to noncontrolling interests	9,314	(3,565)	12,879	NM
Net loss attributable to common stockholders	$(39,979)	$30,754	(70,733)	NM
Net loss per common share - basic and diluted	$(0.21)	$0.20	(0.40)	NM

NM = Not meaningful

Rental Revenues. Rental revenues are comprised of rental income, straight-line rent, and amortization of above- and below-market lease assets and liabilities. Total rental revenues increased by approximately $80.1 million for the year ended December 31, 2022, as compared to the same period in 2021, primarily due to an increase in non-same store revenues, which was attributable to the significant growth in our portfolio, partially offset by our disposition activity since January 2021. See “Same Store Portfolio Results of Operations” below for further details of the same store revenues.

The following table presents the components of our consolidated rental revenues:

	For the Year Ended December 31,		Change
(in thousands)	2022	2021	$	%
Rental income	$281,721	$200,237	$81,484	40.7%
Straight-line rent	3,414	5,849	(2,435)	(41.6)
Amortization of above- and below-market intangibles	4,099	3,090	1,009	32.7
Total rental revenues	$289,234	$209,176	$80,058	38.3%

Rental Expenses. Rental expenses include certain property operating expenses typically reimbursed by our customers, such as real estate taxes, property insurance, property management fees, repair and maintenance, and include certain non-recoverable expenses, such as consulting services and roof repairs. Total rental expenses increased by approximately $34.2 million for the year ended December 31, 2022, as compared to the same period in 2021, primarily due to (i) an increase in non-same store expenses, which was attributable to the significant growth in our portfolio since January 1, 2021, partially offset by our disposition activity since January 1, 2021; and (ii) increased real estate tax expense across our portfolio, in aggregate. See “Same Store Portfolio Results of Operations” below for further details of the same store expenses.

The following table presents the various components of our rental expenses:

	For the Year Ended December 31,		Change
(in thousands)	2022	2021	$	%
Real estate taxes	$43,276	$27,815	$15,461	55.6%
Repairs and maintenance	22,152	18,589	3,563	19.2
Utilities	10,736	7,166	3,570	49.8
Property management fees	7,052	5,062	1,990	39.3
Insurance	4,635	2,531	2,104	83.1
Other	16,102	8,610	7,492	87.0
Total rental expenses	$103,953	$69,773	$34,180	49.0%

All Remaining Income and Expenses. The net amount of the remaining (income) and expenses increased by $130.1 million for the year ended December 31, 2022, as compared to the same period in 2021, primarily due to the following:

●	an increase in interest expense of $69.9 million driven primarily by higher interest expense on financing obligations associated with an increase in the sale of interests related to our DST Program and higher interest expense on certain variable interest rate debt;
●	an increase in real estate-related depreciation and amortization of $60.2 million driven by our net acquisition activity; and
●	an increase in advisory fees and performance participation allocation of $20.7 million due to increased capital raised through our public offerings and DST Program and the continued increased performance of our portfolio.

Partially offset by:

●	larger gains on our 2022 real property dispositions of $17.0 million.

Segment Summary for the Years Ended December 31, 2022 and 2021

Same Store Portfolio Results of Operations

Net operating income (“NOI”) is a supplemental non-GAAP measure of our property operating results. We define NOI as operating revenues less operating expenses. While we believe our net income (loss), as defined by GAAP, to be the most appropriate measure to evaluate our overall performance, we consider NOI to be an appropriate supplemental performance measure. We believe NOI provides useful information to our investors regarding our results of operations because NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, acquisition-related expenses, impairment charges, interest expense, gains on sale of properties, other income and expense, gains and losses on the extinguishment of debt and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI, therefore, our investors should consider net income (loss) as the primary indicator our overall financial performance.

We evaluate the performance of consolidated operating properties we own and manage using a same store analysis because the population of properties in this analysis is consistent from period to period, thereby eliminating the effects of any material changes in the composition of the aggregate portfolio on performance measures. We have defined the same store portfolio to include consolidated operating properties owned for the entirety of both the current and prior reporting periods for which the operations had been stabilized. Unconsolidated properties are excluded from the same store portfolio because we account for our interest in our joint venture partnership using the equity method of accounting; therefore, our proportionate share of income and loss is recognized in income (loss) of our unconsolidated joint venture partnership on the consolidated statements of operations. Other operating properties not meeting the same store criteria are reflected in the non-same store portfolio. Our same store analysis may not be comparable to that of other real estate companies and should not be considered to be more relevant or accurate in evaluating our operating performance than current GAAP methodology.

The same store operating portfolio for the year ended December 31, 2022 as compared to the year ended December 31, 2021 presented below includes 44 properties totaling 9.6 million square feet owned as of January 1, 2021, which represented 51.7% of total rentable square feet as of December 31, 2022.

The following table reconciles GAAP net income (loss) to same store portfolio NOI for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,
(in thousands)	2022	2021
Net (loss) income attributable to common stockholders	$(39,979)	$30,754
Debt-related income	(9,989)	(9,174)
Real estate-related depreciation and amortization	134,617	74,415
General and administrative expenses	10,570	8,797
Advisory fees	33,747	21,433
Performance participation allocation	23,747	15,327
Acquisition costs and reimbursements	5,427	2,636
Impairment of real estate property	—	758
Credit loss expense	1,799	—
Equity in income from unconsolidated joint venture partnerships	(2,970)	(114)
Interest expense	140,406	70,494
Gain on sale of real estate property	(94,827)	(77,857)
Gain on derivative instruments	(4,723)	(71)
Other income	(2,860)	(1,781)
Net (loss) income attributable to redeemable noncontrolling interests	(370)	221
Net (loss) income attributable to noncontrolling interests	(9,314)	3,565
Net operating income	$185,281	$139,403
Less: Non-same store NOI	75,251	28,521
Same store NOI	$110,030	$110,882

Our markets are aggregated into four reportable segments: office, retail, residential and industrial. Our segments are based on our internal reporting of operating results used to assess performance based on the type of our properties. These segments are comprised of the markets by which management and its operating teams conduct and monitor business. See “Note 17 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for further information on our segments. Management considers rental revenues and NOI aggregated by segment to be an appropriate way to analyze performance.

The following table includes a breakout of results for our same store portfolio by segment for rental revenues, rental expenses and NOI for the year ended December 31, 2022 as compared to the year ended December 31, 2021:

	For the Year Ended December 31,		Change
($ in thousands, except per square foot data)	2022	2021	$	%
Rental revenues:
Office	$49,891	$51,993	$(2,102)	(4.0)%
Retail	54,082	52,204	1,878	3.6
Residential	32,433	28,576	3,857	13.5
Industrial	33,978	33,499	479	1.4
Total same store rental revenues	170,384	166,272	4,112	2.5
Non-same store properties	118,850	42,904	75,946	NM
Total rental revenues	$289,234	$209,176	$80,058	38.3%
Rental expenses:
Office	$(23,781)	$(21,516)	$(2,265)	(10.5)%
Retail	(14,606)	(13,477)	(1,129)	(8.4)
Residential	(13,624)	(12,656)	(968)	(7.6)
Industrial	(8,343)	(7,741)	(602)	(7.8)
Total same store rental expenses	(60,354)	(55,390)	(4,964)	(9.0)
Non-same store properties	(43,599)	(14,383)	(29,216)	NM
Total rental expenses	$(103,953)	$(69,773)	$(34,180)	(49.0)%
NOI:
Office	$26,110	$30,477	$(4,367)	(14.3)%
Retail	39,476	38,727	749	1.9
Residential	18,809	15,920	2,889	18.1
Industrial	25,635	25,758	(123)	(0.5)
Total same store NOI	110,030	110,882	(852)	(0.8)
Non-same store properties	75,251	28,521	46,730	NM
Total NOI	$185,281	$139,403	$45,878	32.9%
Same store average percentage leased:
Office	75.8%	81.8%
Retail	95.1	94.0
Residential	94.6	95.0
Industrial	98.3	98.2
Same store average annualized base rent per square foot:
Office	$36.11	$34.26
Retail	20.89	19.92
Residential	27.18	24.63
Industrial	5.53	5.14

Office Segment. Our office segment same store NOI decreased by approximately $4.4 million for the year ended December 31, 2022 compared to the same period in 2021, primarily due to reduced occupancy and increased non-recoverable operating expenses at certain of our office properties and reduced termination fee revenue at our Bala Pointe property in 2022.

Retail Segment. Our retail segment same store NOI increased by approximately $0.7 million for the year ended December 31, 2022 compared to the same period in 2021, primarily due to increased occupancy and percentage rent at certain of our retail properties during 2022.

Residential Segment. Our residential segment same store NOI increased by approximately $2.9 million for the year ended December 31, 2022 compared to the same period in 2021 primarily due to increased market rents and reduced rent concessions at certain of our residential properties during 2022.

Industrial Segment. Our industrial segment same store NOI stayed consistent for the year ended December 31, 2022 compared to the same period in 2021.

Results for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

See “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 14, 2022, which is incorporated herein by reference, for a comparison of our results of operations for the year ended December 31, 2021 and December 31, 2020.

ADDITIONAL MEASURES OF PERFORMANCE

Funds From Operations (“FFO”) and Adjusted Funds From Operations (“AFFO”)

We believe that FFO and AFFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, these supplemental, non-GAAP measures should not be considered as alternatives to net income (loss) or to cash flows from operating activities as indications of our performance and are not intended to be used as liquidity measures indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. In addition, other REITs may define FFO, AFFO, and similar measures differently and choose to treat certain accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.

FFO. As defined by the National Association of Real Estate Investment Trusts (“NAREIT”), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. By excluding gains or losses on the sale of assets, we believe FFO provides a helpful additional measure of our consolidated operating performance on a comparative basis. We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.

AFFO. AFFO further adjusts FFO to reflect the performance of our portfolio by adjusting for items we believe are not directly attributable to our operations. Our adjustments to FFO to arrive at AFFO include removing the impact of (i) our performance participation allocation, (ii) unrealized (gain) loss from changes in fair value of financial instruments, and (iii) financing obligation liability appreciation (depreciation).

Although some REITs may present certain performance measures differently, we believe FFO and AFFO generally facilitate a comparison to other REITs that have similar operating characteristics to us. We believe investors are best served if the information that is made available to them allows them to align their analyses and evaluation with the same performance metrics used by management in planning and executing our business strategy. Neither the SEC, NAREIT, nor any regulatory body has passed judgment on the acceptability of the adjustments used to calculate FFO or AFFO. In the future, the SEC, NAREIT, or a regulatory body may decide to standardize the allowable adjustments across the non-traded REIT industry at which point we may adjust our calculations and characterizations of FFO and AFFO.

The following unaudited table presents a reconciliation of GAAP net income (loss) to NAREIT FFO and AFFO:

	For the Year Ended December 31,
(in thousands, except per share data)	2022	2021	2020
GAAP net (loss) income	$(49,663)	$34,540	$(16,059)
Weighted-average shares outstanding—diluted	233,304	174,330	154,052
GAAP net (loss) income per common share—diluted	$(0.21)	$0.20	$(0.10)
Adjustments to arrive at FFO:
Real estate-related depreciation and amortization	$134,617	$74,415	$62,923
Impairment of real estate property	—	758	—
Gain on sale of real estate property	(94,827)	(77,857)	(13,335)
Our share of adjustments from joint venture partnerships	3,434	—	—
NAREIT FFO	(6,439)	31,856	33,529
NAREIT FFO per common share—diluted	(0.03)	0.18	0.22
Adjustments to arrive at AFFO:
Performance participation allocation	23,747	15,327	4,608
Unrealized (gain) loss on financial instruments (1)	(2,252)	(71)	13
Financing obligation liability appreciation	31,737	5,822	3,936
Our share of adjustments from joint venture partnerships	(1,612)	—	—
AFFO	$45,181	$52,934	$42,086

(1)  Unrealized (gain) loss from changes in fair value of financial instruments primarily relates to mark-to-market changes on our derivatives not designated as cash flow hedges and our debt-related investments.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our primary sources of capital for meeting our cash requirements include debt financings, cash generated from operating activities, net proceeds from our public and private offerings, and asset sales. Our principal uses of funds are distributions to our stockholders, payments under our debt obligations and payments pursuant to the master lease agreements related to properties in our DST Program, redemption payments, acquisition of properties and other investments, and capital expenditures. Over time, we intend to fund a majority of our cash needs, including the repayment of debt and capital expenditures, from operating cash flows and refinancings. As of December 31, 2022, we had approximately $1.4 million of borrowings, including scheduled amortization payments, and $51.6 million of future minimum lease payments related to the properties in our DST Program coming due in the next 12 months. We expect to be able to repay our principal and interest obligations over the next 12 months and beyond through operating cash flows, refinancings, borrowings under our line of credit, proceeds from capital raise and/or disposition proceeds. Additionally, given the increase in market volatility, increased interest rates, high inflation and the potential recessionary environment, we may experience a decreased pace of net proceeds raised from our public offering, reducing our ability to purchase assets, which may similarly delay the returns generated from our investments and affect our NAV.

Our Advisor, subject to the oversight of our board of directors and, under certain circumstances, the investment committee or other committees established by our board of directors, will evaluate potential acquisitions or dispositions and will engage in negotiations with buyers, sellers and lenders on our behalf. Pending investment in property, debt, or other investments, we may decide to temporarily invest any unused proceeds from our public offerings in certain investments that are expected to yield lower returns than those earned on real estate assets. These lower returns may affect our NAV and our ability to make distributions to our stockholders. Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from our public and private offerings, proceeds from the sale of assets, and undistributed funds from operations.

As of December 31, 2022, our financial position was strong with 31.8% leverage, calculated as outstanding principal balance of our borrowings less cash and cash equivalents divided by the fair value of our real property, net investments in our unconsolidated joint venture partnerships, investments in real estate-related securities and debt-related investments not associated with the DST Program (determined in accordance with our valuation procedures). In addition, our consolidated portfolio was 95.5% occupied (95.9% leased) as of December 31, 2022 and is diversified across 90 properties totaling 18.5 million square feet across 33 geographic markets. Our properties contain a diverse roster of 400 commercial customers, large and small, and has an allocation based on fair value of real properties as determined by our NAV calculation of 36.3% residential, 34.5% industrial, 16.0% retail, which is primarily grocery-anchored, and 13.2% office.

We believe that our cash on-hand, anticipated net offering proceeds, proceeds from our line of credit, and other financing and disposition activities should be sufficient to meet our anticipated future acquisition, operating, debt service, distribution and redemption requirements.

Cash Flows. The following table summarizes our cash flows for the following periods:

	For the Year Ended December 31,
(in thousands)	2022	2021	$ Change
Total cash provided by (used in):
Operating activities	$62,528	$49,390	$13,138
Investing activities	(1,184,914)	(706,708)	(478,206)
Financing activities	1,125,220	649,936	475,284
Net (decrease) increase in cash, cash equivalents and restricted cash	$2,834	$(7,382)	$10,216

2022 Cash Flows Compared to 2021 Cash Flows

Net cash provided by operating activities increased by approximately $13.1 million for the year ended December 31, 2022, compared to the same period in 2021, primarily due to growth in our property operations as a result of our acquisition activity over the last year.

Net cash used in investing activities increased by approximately $478.2 million for the year ended December 31, 2022, compared to the same period in 2021, primarily due to (i) an increase in real property acquisition activity of $414.3 million; and (ii) an increase in investment activity related to our debt-related investments of $100.1 million. These drivers were partially offset by an increase in net disposition proceeds of $51.0 million.

Net cash provided by financing activities increased by approximately $475.3 million for the year ended December 31, 2022, compared to the same period in 2021, primarily due to an increase in net offering activity from our DST Program and public offering of $519.4 million, partially offset by a decrease in borrowing activity of $32.6 million.

2021 Cash Flows Compared to 2020 Cash Flows

See “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 14, 2022, which is incorporated herein by reference, for a comparison of our cash flows for the years ended December 31, 2021 and December 31, 2020.

Capital Resources and Uses of Liquidity

In addition to our cash and cash equivalents balances available, our capital resources and uses of liquidity are as follows:

Line of Credit and Term Loans. As of December 31, 2022, we had an aggregate of $1.7 billion of commitments under our unsecured credit agreement, including $900.0 million under our line of credit and $800.0 million under our two term loans. As of that date, we had: (i) $235.0 million outstanding under our line of credit; and (ii) $800.0 million outstanding under our term loans. The weighted-average effective interest rate across all of our unsecured borrowings is 4.57%, which includes the effect of the interest rate swap agreements related to $650.0 million in borrowings under our term loans.

As of December 31, 2022, the unused and available portions under our line of credit were $665.0 million and $623.7 million, respectively. Our $900.0 million line of credit matures in November 2025, and may be extended pursuant to two six-month extension options, subject to certain conditions, including the payment of extension fees. One $400.0 million term loan matures in November 2026, with no extension option available. Our other $400.0 million term loan matures in January 2027, with no extension option available. Our line of credit borrowings are available for general corporate purposes, including but not limited to the refinancing of other debt, payment of redemptions, acquisition and operation of permitted investments. Refer to “Note 6 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional information regarding our line of credit and term loans.

In July 2017, the Financial Conduct Authority (“FCA”) that regulates LIBOR announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee (“ARRC”), which identified the Secured Overnight Financing Rate as its preferred alternative rate for LIBOR in derivatives and other financial contracts. Any changes adopted by the FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, our interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.

LIBOR is expected to be phased out or modified by June 2023. As of December 31, 2022, certain of our mortgage notes have an initial or extended maturity dates beyond 2023 with exposure to LIBOR. The agreements governing these loans provide procedures for determining a replacement or alternative base rate in the event that LIBOR is discontinued. However, there can be no assurances as to whether such replacement or alternative base rate will be more or less favorable than LIBOR. We intend to monitor the developments with respect to the phasing out of LIBOR after 2023 and work with our lenders to seek to ensure any transition away from LIBOR will have minimal impact on our financial condition, but can provide no assurances regarding the impact of the discontinuation of LIBOR.

Mortgage Notes. As of December 31, 2022, we had property-level borrowings of approximately $587.9 million outstanding with a weighted-average remaining term of approximately 4.3 years. These borrowings are secured by mortgages or deeds of trust and related assignments and security interests in the collateralized properties, and had a weighted-average interest rate of 3.85%. Refer to “Note 6 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional information regarding the mortgage notes.

Debt Covenants. Our line of credit, term loan and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, our line of credit and term loan agreements contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. These covenants may limit our ability to incur additional debt, or to pay distributions. We were in compliance with our debt covenants as of December 31, 2022.

Leverage. We use financial leverage to provide additional funds to support our investment activities. We may finance a portion of the purchase price of any real estate asset that we acquire with borrowings on a short or long-term basis from banks, life insurance companies and other lenders. We calculate our leverage for reporting purposes as the outstanding principal balance of our borrowings less cash and cash equivalents divided by the fair value of our real property, net investments in our unconsolidated joint venture partnerships, investments in real estate-related securities and debt-related investments not associated with the DST Program (determined in accordance with our valuation procedures). We had leverage of 31.8% as of December 31, 2022. Our current target leverage ratio is between 40-60%. Although we will generally work to maintain our targeted leverage ratio, there are no assurances that we will maintain the targeted range disclosed above or achieve any other leverage ratio that we may target in the future. Due to the increase in interest rates in 2022, increased market volatility, and the potential of global recession in the near-term, the cost of financing or refinancing our assets may affect returns generated by our investments. Additionally, these factors may cause our borrowing capacity to be reduced, which could similarly delay or reduce benefits to our stockholders.

Future Minimum Lease Payments Related to the DST Program. As of December 31, 2022, we had $1.0 billion of future minimum lease payments related to the DST Program. The underlying interests of each property that is sold to investors pursuant to the DST Program are leased back by an indirect wholly-owned subsidiary of the Operating Partnership on a long-term basis of up to 29 years.

Offering Proceeds. For the year ended December 31, 2022, the amount of aggregate gross proceeds raised from our public offerings (including shares issued pursuant to the distribution reinvestment plan) was $388.9 million ($364.8 million net of direct selling costs).

Distributions. To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our real estate investment trust taxable income, determined without regard to the deduction for distributions paid and by excluding net capital gains. The payment of distributions is determined by our board of directors and may be adjusted at its discretion at any time. Distribution levels are set by our board of directors at a level it believes to be appropriate and sustainable based upon a review of a variety of factors including the current and anticipated market conditions, current and anticipated future performance and make-up of our investments, our overall financial projections and expected future cash needs. We intend to continue to make distributions on a monthly basis.

The following table outlines sources used, as determined on a GAAP basis, to pay total gross distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan) for the periods indicated below:

	For the Year Ended December 31, 2022		For the Year Ended December 31, 2021
($ in thousands)	Amount	Percentage	Amount	Percentage
Distributions
Paid in cash (1)	$57,551	65.8%	$41,727	63.9%
Reinvested in shares	29,893	34.2	23,595	36.1
Total (2)	$87,444	100.0%	$65,322	100.0%
Sources of Distributions
Cash flows from operating activities	$57,551	65.8%	$41,727	63.9%
DRIP (3)	29,893	34.2	23,595	36.1
Total (2)	$87,444	100.0%	$65,322	100.0%

(1)	Includes other cash distributions consisting of: (i) distributions paid to noncontrolling interest holders; and (ii) ongoing distribution fees paid to the Dealer Manager with respect to Class T, Class S and Class D shares and OP Units. See “Note 13 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for further detail regarding the ongoing distribution fees.
(2)	Includes distributions paid to holders of OP Units for redeemable noncontrolling interests.
(3)	Stockholders may elect to have their distributions reinvested in shares of our common stock through our distribution reinvestment plan.

For the years ended December 31, 2022 and 2021, our FFO was $(6.4) million, or (7.3)% of our total distributions, and $31.9 million, or 48.8% of our total distributions, respectively. FFO is a non-GAAP operating metric and should not be used as a liquidity measure. However, management believes the relationship between FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. Refer to “Additional Measures of Performance” above for the definition of FFO, as well as a detailed reconciliation of our GAAP net income (loss) to FFO.

Redemptions. Below is a summary of redemptions and repurchases pursuant to our share redemption program for the years ended December 31, 2022, 2021 and 2020. Our board of directors may modify or suspend our current share redemption programs if it deems such action to be in the best interest of our stockholders. Refer to Part II, Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchasers of Equity Securities—Share Redemption Program” of our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 20, 2023 for detail regarding our share redemption program.

	For the Year Ended December 31,
(in thousands, except for per share data)	2022	2021	2020
Number of shares redeemed or repurchased	8,466	8,784	14,071
Aggregate dollar amount of shares redeemed or repurchased	$73,378	$67,234	105,588
Average redemption or repurchase price per share	$8.67	$7.65	$7.50

For the years ended December 31, 2022 and 2021, we received and redeemed 100% of eligible redemption requests for an aggregate amount of approximately $73.4 million and $67.2 million, respectively, which we redeemed using cash flows from operating activities in excess of our distributions paid in cash, cash on hand, proceeds from our public offerings, proceeds from the disposition of properties, and borrowings under our revolving line of credit. We generally repay funds borrowed from our revolving line of credit from a variety of sources including: cash flows from operating activities in excess of our distributions; proceeds from our public offerings; proceeds from the disposition of properties; and other longer-term borrowings. In addition, refer to “Note 10 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for detail regarding our redemption activity relating to OP Units.

We experienced aggregate positive net inflows during the fourth quarter ended December 31, 2022, from the proceeds of our capital raising efforts, including from the DST Program. When measuring capital inflows for these purposes (and aggregating them for quarter-to-date purposes), proceeds from new subscriptions in a month are included on the first day of the next month because that is the first day on which such shareholders have rights in the Company. New subscriptions for interests in our DST Program are included in the month in which they close. When measuring monthly capital outflows for these purposes (and aggregating them for quarter-to-date purposes), both share and OP unit redemption requests received in a month are included on the last day of such month because that is the last day the shareholders or unitholders, respectively, have rights in the Company. We record these redemptions in our financial statements as having occurred on the first day of the next month following receipt of the redemption request because shares redeemed in a given month are considered outstanding through the last day of the month. Although our quarterly aggregate net flows may be positive, any given month or component may be negative.

SUBSEQUENT EVENTS

See “Note 18 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for information regarding subsequent events.

INFLATION

Increases in the costs of owning and operating our properties due to inflation could impact our results of operations and financial condition to the extent such increases are not paid or reimbursed by our customers. Substantially all of our commercial leases provide for separate real estate tax and operating expense reimbursement escalations over a base amount. In addition, our leases provide for fixed base rent increases or indexed increases. As a result, inflationary increases in costs may be offset in part or in full by the contractual rent increases and operating expense reimbursement provisions or escalations. Our residential leases typically have initial terms of 12 months or less, which generally enables us to compensate for inflationary effects by adjusting rental rates on our residential leases to the extent the market will bear such adjustment.

In the United States, inflation is at a 40-year high, and its impact on the U.S. economy and the impact of any measures that may be taken by government officials to curb inflation remain uncertain. Periods of excessive or prolonged inflation may negatively impact our customers’ businesses, resulting in increased vacancy, concessions or bad debt expense, which may adversely and materially affect our results of operations, financial condition, NAV and cash flows.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those estimates that require management to make challenging, subjective, or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting estimates involve judgments and uncertainties that are sufficiently sensitive and may result in materially different results under different assumptions and conditions and can have a material impact on the consolidated financial statements.

Investment in Real Estate Properties

We first determine whether an acquisition constitutes a business or asset acquisition. Upon determination of an asset acquisition, the purchase price of a property is allocated to land, building and improvements, and intangible lease assets and liabilities. Fair value determinations are based on estimated cash flow projections that utilize discount and/or capitalization rates, as well as certain available market information. The fair value of land, building and improvements considers the value of the property as if it were vacant. The fair value of intangible lease assets is based on our evaluation of the specific characteristics of each lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, current market conditions and market rates, the customer’s credit quality and costs to execute similar leases. The fair value of above- and below-market leases is calculated as the present value of the difference between the contractual amounts to be paid pursuant to each in-place lease and our estimate of fair market lease rates for each corresponding in-place lease, using a discount rate that reflects the risks associated with the leases acquired and measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed-rate renewal options for below market leases. In estimating carrying costs, we include estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider tenant improvements, leasing commissions and legal and other related expenses.

Impairment of Real Estate Properties

We review our investment in real estate properties individually whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded for the difference between estimated fair value of the real estate property and the carrying amount when the estimated future cash flows and the estimated liquidation value of the real estate property are less than the real estate property carrying amount. Our estimates of future cash flows and liquidation values require us to make assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for customers, changes in market rental rates, costs to operate each property, and expected ownership periods that can be difficult to predict.

●             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We have been and may continue to be exposed to the impact of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows, and optimize overall borrowing costs. To achieve these objectives, we often plan to borrow on a fixed interest rate basis for longer-term debt and utilize interest rate swap and cap agreements on certain variable interest rate debt in order to limit the effects of changes in interest rates on our results of operations. As of December 31, 2022, our consolidated debt outstanding consisted of borrowings under our line of credit, term loans and mortgage notes.

Fixed Interest Rate Debt. As of December 31, 2022, our fixed interest rate debt consisted of $380.3 million under our mortgage notes and $650.0 million of borrowings under our term loans that were effectively fixed through the use of interest rate swaps. In total, our fixed interest rate debt represented 63.5% of our total consolidated debt as of December 31, 2022. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed interest rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes could affect the fair value of our fixed interest rate debt. As of December 31, 2022, the fair value and the carrying value of our consolidated fixed interest rate debt, excluding the values of any associated hedges, was $989.6 million and $1.0 billion, respectively. The fair value estimate of this debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated on December 31, 2022. Given we generally expect to hold our fixed interest rate debt instruments to maturity or when they otherwise open up for prepayment at par, and the amounts due under such debt instruments should be limited to the outstanding principal balance and any accrued and unpaid interest at such time, we do not expect that the resulting change in fair value of our fixed interest rate debt instruments due to market fluctuations in interest rates, would have a significant impact on our operating cash flows.

Variable Interest Rate Debt. As of December 31, 2022, our consolidated variable interest rate debt consisted of $235.0 million of borrowings under our line of credit, $150.0 million of borrowings under our term loans, and $207.6 million under our mortgage notes, which represented 36.5% of our total consolidated debt. Interest rate changes on the variable portion of our consolidated variable-rate debt could impact our future earnings and cash flows, but would not necessarily affect the fair value of such debt. As of December 31, 2022, we were exposed to market risks related to fluctuations in interest rates on $592.6 million of consolidated borrowings; however, $207.6 million of these borrowings are capped through the use of two interest rate cap agreements. A hypothetical 25 basis points increase in the all-in rate on the outstanding balance of our consolidated variable interest rate debt as of December 31, 2022, would increase our annual interest expense by approximately $1.0 million, including the effects of our interest rate cap agreements.

Derivative Instruments. As of December 31, 2022, we had 14 outstanding and effective derivative instruments with a total notional amount of $857.6 million. These derivative instruments were comprised of interest rate swaps and interest rate caps that were designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. See “Note 6 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for further detail on our derivative instruments. We are exposed to credit risk of the counterparty to our interest rate cap and swap agreements in the event of non-performance under the terms of the agreements. If we were not able to replace these caps or swaps in the event of non-performance by the counterparty, we would be subject to variability of the interest rate on the amount outstanding under our debt that is fixed or capped through the use of the swaps or caps, respectively.

●             CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Ares Real Estate Income Trust Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ares Real Estate Income Trust Inc. and subsidiaries (the Company) as of December 31, 2022 and December 31, 2021, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the estimated fair value of certain acquired tangible assets

As described in Notes 2 and 3 to the consolidated financial statements, the Company acquired land of $154.4 million and building and improvements of $1.0 billion during 2022 that were accounted for as asset acquisitions. Upon an asset acquisition, the purchase price is allocated to land, building and improvements, and intangible lease assets and liabilities based on their relative fair value.

We identified the evaluation of the estimated fair value of certain acquired tangible assets in asset acquisitions as a critical audit matter. The tangible assets included land and building and improvements. Specifically, subjective auditor judgment was required to evaluate the assumptions used in the Company’s determination of the estimated fair values of these assets, which included comparable land sales and the estimated replacement cost of building and improvements.

The following are the primary procedures we performed to address this critical audit matter. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s estimated fair value of certain acquired tangible assets by independently developing ranges of comparable land sales and estimated replacement costs of building and improvements and comparing those ranges to the amounts determined by management.

Assessment of the expected hold periods for investments in real estate properties

As described in Note 3, the Company had $3.6 billion of net investment in real estate properties as of December 31, 2022. The Company evaluates properties for impairment whenever events or changes in circumstances, including shortening the expected hold periods of such properties, indicate that the carrying amount of an asset may not be recoverable.

We identified the assessment of the expected hold periods for investments in real estate properties as a critical audit matter. A high degree of subjective auditor judgment was required in assessing the events or changes in circumstances used by the Company to evaluate the expected hold periods for investments in real estate assets.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the Company’s hold periods by inquiring of management, considering the current economic environment, reading minutes of the meetings of the Company’s Board of Directors, and analyzing documents prepared by the Company regarding proposed real estate transactions and potential triggering events. We inquired of management and inspected documentation from the Company regarding the status and evaluation of any potential disposal of properties, which we corroborated with others in the organization who are responsible for, and have authority over, disposition activities.

/s/ KPMG LLP

We have served as the Company’s auditor since 2005.

Denver, Colorado

March 20, 2023

ARES REAL ESTATE INCOME TRUST INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in thousands, except per share data)	2022	2021

ASSETS
Net investment in real estate properties	$3,605,578	$2,589,826
Investments in unconsolidated joint venture partnerships	120,372	57,425
Debt-related investments, net	260,439	105,752
Investment in available-for-sale securities, at fair value	14,896	—
Cash and cash equivalents	13,336	10,605
Restricted cash	3,850	3,747
DST Program Loans	81,897	62,123
Other assets	74,356	56,397
Assets held for sale	—	105,096
Total assets	$4,174,724	$2,990,971
LIABILITIES AND EQUITY
Liabilities
Accounts payable and accrued expenses	$58,097	$38,182
Debt, net	1,616,475	1,363,234
Intangible lease liabilities, net	42,444	47,499
Financing obligations, net	1,130,810	661,075
Other liabilities	114,901	89,817
Liabilities related to assets held for sale	—	5,744
Total liabilities	2,962,727	2,205,551
Commitments and contingencies (Note 16)
Redeemable noncontrolling interest	18,130	8,994
Equity
Stockholders’ equity:
Preferred stock, $0.01 par value—200,000 shares authorized, none issued and outstanding	—	—
Class T common stock, $0.01 par value—500,000 shares authorized, 26,884 shares and 16,425 shares issued and outstanding, respectively	269	164
Class S common stock, $0.01 par value—500,000 shares authorized, 49,237 shares and 35,757 shares issued and outstanding, respectively	492	358
Class D common stock, $0.01 par value—500,000 shares authorized, 7,871 shares and 6,749 shares issued and outstanding, respectively	79	67
Class I common stock, $0.01 par value—500,000 shares authorized, 69,142 shares and 54,406 shares issued and outstanding, respectively	691	544
Class E common stock, $0.01 par value—500,000 shares authorized, 52,974 shares and 56,328 shares issued and outstanding, respectively	530	563
Additional paid-in capital	1,744,022	1,457,296
Distributions in excess of earnings	(973,395)	(865,844)
Accumulated other comprehensive income (loss)	13,148	(13,418)
Total stockholders’ equity	785,836	579,730
Noncontrolling interests	408,031	196,696
Total equity	1,193,867	776,426
Total liabilities and equity	$4,174,724	$2,990,971

See accompanying Notes to Consolidated Financial Statements.

ARES REAL ESTATE INCOME TRUST INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
(in thousands, except per share data)	2022	2021	2020
Revenues:
Rental revenues	$289,234	$209,176	$184,245
Debt-related income	9,989	9,174	2,347
Total revenues	299,223	218,350	186,592
Operating expenses:
Rental expenses	103,953	69,773	62,378
Real estate-related depreciation and amortization	134,617	74,415	62,923
General and administrative expenses	10,570	8,797	7,548
Advisory fees	33,747	21,433	17,211
Performance participation allocation	23,747	15,327	4,608
Acquisition costs and reimbursements	5,427	2,636	1,108
Litigation expense	—	—	2,500
Impairment of real estate property	—	758	—
Credit loss expense	1,799	—	—
Total operating expenses	313,860	193,139	158,276
Other expenses (income):
Equity in income from unconsolidated joint venture partnerships	(2,970)	(114)	—
Interest expense	140,406	70,494	58,747
Gain on sale of real estate property	(94,827)	(77,857)	(13,335)
(Gain) loss on derivative instruments	(4,723)	(71)	13
Other income	(2,860)	(1,781)	(1,050)
Total other expenses (income)	35,026	(9,329)	44,375
Net (loss) income	(49,663)	34,540	(16,059)
Net loss (income) attributable to redeemable noncontrolling interests	370	(221)	54
Net loss (income) attributable to noncontrolling interests	9,314	(3,565)	1,091
Net (loss) income attributable to common stockholders	$(39,979)	$30,754	$(14,914)
Weighted-average shares outstanding—basic	194,039	154,767	142,268
Weighted-average shares outstanding—diluted	233,304	174,330	154,052
Net (loss) income attributable to common stockholders per common share—basic and diluted	$(0.21)	$0.20	$(0.10)

See accompanying Notes to Consolidated Financial Statements.

ARES REAL ESTATE INCOME TRUST INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Net (loss) income	$(49,663)	$34,540	$(16,059)
Change from cash flow hedging activities	31,398	15,897	(13,842)
Change from activities related to available-for-sale securities	26	—	—
Comprehensive (loss) income	(18,239)	50,437	(29,901)
Comprehensive loss (income) attributable to redeemable noncontrolling interests	86	(324)	99
Comprehensive loss (income) attributable to noncontrolling interests	4,740	(5,346)	2,119
Comprehensive (loss) income attributable to common stockholders	$(13,413)	$44,767	$(27,683)

See accompanying Notes to Consolidated Financial Statements.

ARES REAL ESTATE INCOME TRUST INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Stockholders’ Equity
					Accumulated
			Additional	Distributions	Other
	Common Stock		Paid-in	in Excess of	Comprehensive	Noncontrolling	Total
(in thousands)	Shares	Amount	Capital	Earnings	Income (Loss)	Interests	Equity
Balance as of December 31, 2019	140,480	$1,405	$1,257,147	$(775,259)	$(14,662)	$81,657	$550,288
Net loss (excluding $54 attributable to redeemable noncontrolling interest)	—	—	—	(14,914)	—	(1,091)	(16,005)
Change from cash flow hedging activities (excluding $45 attributable to redeemable noncontrolling interest)	—	—	—	—	(12,769)	(1,028)	(13,797)
Issuance of common stock	16,612	166	125,830	—	—	—	125,996
Share-based compensation	20	—	260	—	—	—	260
Upfront offering costs, including selling commissions, dealer manager fees, and offering costs	—	—	(4,580)	—	—	—	(4,580)
Trailing distribution fees	—	—	(3,043)	2,022	—	—	(1,021)
Redemptions of common stock	(14,071)	(141)	(105,447)	—	—	—	(105,588)
Issuances of OP Units for DST Interests	—	—	—	—	—	28,266	28,266
Distributions declared on common stock and noncontrolling interests (excludes $189 attributable to redeemable noncontrolling interest)	—	—	—	(53,345)	—	(4,241)	(57,586)
Redemption value allocation adjustment to redeemable noncontrolling interest	—	—	(310)	—	—	—	(310)
Redemptions of noncontrolling interests	—	—	(711)	—	—	(7,321)	(8,032)
Balance as of December 31, 2020	143,041	$1,430	$1,269,146	$(841,496)	$(27,431)	$96,242	$497,891
Net income (excluding $221 attributable to redeemable noncontrolling interest)	—	—	—	30,754	—	3,565	34,319
Change from cash flow hedging activities (excluding $103 attributable to redeemable noncontrolling interest)	—	—	—	—	14,013	1,781	15,794
Issuance of common stock	35,379	354	274,382	—	—	—	274,736
Share-based compensation	29	—	195	—	—	—	195
Upfront offering costs, including selling commissions, dealer manager fees, and offering costs	—	—	(5,885)	—	—	—	(5,885)
Trailing distribution fees	—	—	(12,208)	2,886	—	(9,253)	(18,575)
Redemptions of common stock	(8,784)	(88)	(67,146)	—	—	—	(67,234)
Issuances of OP Units for DST Interests	—	—	—	—	—	115,653	115,653
Contributions of noncontrolling interests	—	—	—	—	—	1,080	1,080
Distributions declared on common stock and noncontrolling interests (excludes $418 attributable to redeemable noncontrolling interest)	—	—		(57,988)	—	(6,916)	(64,904)
Redemption value allocation adjustment to redeemable noncontrolling interest	—	—	(682)	—	—	—	(682)
Redemptions of noncontrolling interests	—	—	(506)	—	—	(5,456)	(5,962)
Balance as of December 31, 2021	169,665	$1,696	$1,457,296	$(865,844)	$(13,418)	$196,696	$776,426
Net loss (excluding $370 attributable to redeemable noncontrolling interest)	—	—	—	(39,979)	—	(9,314)	(49,293)
Change from securities and cash flow hedging activities (excluding $284 attributable to redeemable noncontrolling interest)	—	—	—	—	26,566	4,574	31,140
Issuance of common stock	44,882	450	388,484	—	—	—	388,934
Share-based compensation	27	—	292	—	—	—	292
Upfront offering costs, including selling commissions, dealer manager fees, and offering costs	—	—	(8,918)	—	—	—	(8,918)
Trailing distribution fees	—	—	(15,240)	5,166	—	(16,776)	(26,850)
Redemptions of common stock	(8,466)	(85)	(73,293)	—	—	—	(73,378)
Issuances of OP Units for DST Interests	—	—	—	—	—	252,578	252,578
Other noncontrolling interests net distributions	—	—	—	—	—	(65)	(65)
Distributions declared on common stock and noncontrolling interests (excludes $735 attributable to redeemable noncontrolling interest)	—	—	—	(72,738)	—	(13,971)	(86,709)
Redemption value allocation adjustment to redeemable noncontrolling interest	—	—	(2,354)	—	—	—	(2,354)
Redemptions of noncontrolling interests	—	—	(2,245)	—	—	(5,691)	(7,936)
Balance as of December 31, 2022	206,108	$2,061	$1,744,022	$(973,395)	$13,148	$408,031	$1,193,867

See accompanying Notes to Consolidated Financial Statements.

ARES REAL ESTATE INCOME TRUST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Operating activities:
Net income (loss)	$(49,663)	$34,540	$(16,059)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Real estate-related depreciation and amortization	134,617	74,415	62,923
Straight-line rent and amortization of above- and below-market leases	(7,513)	(8,939)	(8,703)
Gain on sale of real estate property	(94,827)	(77,857)	(13,335)
Performance participation allocation	23,747	15,327	4,608
Equity in income of unconsolidated joint venture partnership	(2,970)	(114)	—
Impairment of real estate property	—	758	—
Amortization of deferred financing costs	7,364	6,803	5,644
Financing obligation liability appreciation	31,737	5,822	3,936
Other	223	1,801	2,393
Changes in operating assets and liabilities	19,813	(3,166)	(279)
Net cash provided by operating activities	62,528	49,390	41,128
Investing activities:
Real estate acquisitions	(1,193,994)	(779,678)	(357,816)
Capital expenditures	(33,936)	(36,899)	(41,092)
Proceeds from disposition of real estate property	274,816	223,791	27,372
Investments in debt-related investments	(158,364)	(58,291)	(45,539)
Principal collections on debt-related investments	4,084	2,405	173
Investments in unconsolidated joint venture partnerships	(62,805)	(57,310)	—
Investment in available-for-sale securities	(14,888)	—	—
Other	173	(726)	(3,354)
Net cash used in investing activities	(1,184,914)	(706,708)	(420,256)
Financing activities:
Proceeds from mortgage notes	—	195,600	—
Repayments of mortgage notes	(1,638)	(60,653)	(3,036)
Net (repayments of) proceeds from line of credit	(21,000)	150,000	106,000
Proceeds from term loan	275,000	—	—
Redemptions of common stock	(73,378)	(67,234)	(105,588)
Distributions paid to common stockholders, redeemable noncontrolling interest holders and noncontrolling interest holders	(49,601)	(37,825)	(34,345)
Proceeds from issuance of common stock	359,737	251,527	104,703
Proceeds from financing obligations, net	669,577	253,959	251,671
Offering costs for issuance of common stock and private placements	(15,953)	(11,549)	(9,635)
Redemption of noncontrolling interests	(7,936)	(5,962)	(8,032)
Redemption of redeemable noncontrolling interests	(7,724)	—	—
Deferred financing costs paid	(1,864)	(17,927)	(8,658)
Net cash provided by financing activities	1,125,220	649,936	293,080
Net increase (decrease) in cash, cash equivalents and restricted cash	2,834	(7,382)	(86,048)
Cash, cash equivalents and restricted cash, at beginning of period	14,352	21,734	107,782
Cash, cash equivalents and restricted cash, at end of period	$17,186	$14,352	$21,734

See accompanying Notes to Consolidated Financial Statements.

ARES REAL ESTATE INCOME TRUST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Unless the context otherwise requires, the “Company”, “we,” “our” or “us” refers to Ares Real Estate Income Trust Inc. and its consolidated subsidiaries.

Ares Real Estate Income Trust Inc. is a Maryland corporation formed on April 11, 2005. On July 1, 2021, Ares Management Corporation (“Ares”) closed on the acquisition of the U.S. real estate investment advisory and distribution business of Black Creek Group, including our former advisor, Black Creek Diversified Property Advisors LLC (the “Former Advisor”). As a result of the closing of this transaction, Ares Commercial Real Estate Management LLC became our new advisor (the “New Advisor”). Ares did not acquire our former sponsor, Black Creek Diversified Property Advisors Group LLC (the “Former Sponsor”), and we now consider the Ares real estate group (“AREG”) to be our Sponsor. See “Note 13” for additional information regarding this transaction. References to the “Advisor” throughout this report mean Black Creek Diversified Property Advisors LLC for periods prior to July 1, 2021 and Ares Commercial Real Estate Management LLC for periods thereafter. References to the “Sponsor” throughout this report mean Black Creek Diversified Property Advisors Group LLC for periods prior to July 1, 2021 and Ares real estate group for periods thereafter.

We are primarily focused on investing in and operating a diverse portfolio of real property and investing in other real estate-related assets. We currently focus our investment activities primarily across the major U.S. property sectors (industrial, residential (which includes and/or may include multi-family and other types of rental housing such as manufactured, student, and single family rental housing), office (which includes and/or may include medical office and life science laboratories) and retail). To a lesser extent, we intend to strategically invest in geographies outside of the U.S., which may include Canada, the United Kingdom, Europe and other foreign jurisdictions, and in other sectors such as triple net lease, real estate debt (which may include mortgages and subordinated interests), real estate-related securities, properties in sectors adjacent to our primary investment sectors and/or infrastructure, to create a diversified blend of current income and long-term value appreciation. As of December 31, 2022, our consolidated real property portfolio consisted of 90 properties. We operate four reportable segments: retail, office, residential, and industrial. As used herein, the term “commercial” refers to our office, retail and industrial properties or customers, as applicable. See “Note 17” for information regarding the financial results by segment.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of our assets through an operating partnership, AREIT Operating Partnership LP (the “Operating Partnership”), of which we are the sole general partner and a limited partner.

We are currently offering shares pursuant to a public offering and intend to operate as a perpetual-life REIT, which means that we intend to offer shares continuously through our ongoing primary offerings and our distribution reinvestment plan. See “Note 10” for detail regarding our public offerings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Global macroeconomic conditions, including heightened inflation, changes to fiscal and monetary policy, higher interest rates and challenges in the supply chain, coupled with the war in Ukraine and the ongoing effects of the novel coronavirus pandemic, have the potential to negatively impact us. These current macroeconomic conditions may continue or aggravate and could cause the United States to experience an economic slowdown or recession. We anticipate our business and operations could be materially adversely affected by a prolonged recession in the United States. In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.

Basis of Consolidation

The consolidated financial statements include the accounts of Ares Real Estate Income Trust Inc., the Operating Partnership, their wholly-owned subsidiaries, including a taxable REIT subsidiary, and their consolidated joint ventures, as well as amounts related to noncontrolling interests. See “Noncontrolling Interests” below for further detail concerning the accounting policies regarding noncontrolling interests. All material intercompany accounts and transactions have been eliminated.

We consolidate all entities in which we have a controlling financial interest through majority ownership or voting rights and variable interest entities for which we are the primary beneficiary. In determining whether we have a controlling financial interest in a partially owned entity and the requirement to consolidate the accounts of that entity, we consider whether the entity is a variable interest entity (“VIE”) and whether we are the primary beneficiary. We are the primary beneficiary of a VIE when we have (i) the power to direct the most significant activities impacting the economic performance of the VIE and (ii) the obligation to absorb losses or receive benefits significant to the VIE. Entities that do not qualify as VIEs are generally considered voting interest entities (“VOEs”) and are evaluated for consolidation under the voting interest model. VOEs are consolidated when we control the entity through a majority voting interest or other means. When the requirements for consolidation are not met and we have significant influence over the operations of the entity, the investment is accounted for under the equity method of accounting. Equity method investments are initially recorded at cost and subsequently adjusted for our pro-rata share of net income, contributions and distributions.

The Operating Partnership meets the criteria of a VIE as the Operating Partnership’s limited partners do not have the right to remove the general partner and do not have substantive participating rights in the operations of the Operating Partnership. Pursuant to the operating partnership agreement, we are the primary beneficiary of the Operating Partnership as we have the obligation to absorb losses and receive benefits, and the power to control substantially all of the activities which most significantly impact the economic performance of the Operating Partnership. As such, the Operating Partnership continues to be consolidated within our consolidated financial statements.

Use of Estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they are determined to be necessary.

Reclassifications

Certain items in our consolidated statements of operations, equity and cash flows for the years ended December 31, 2021 and 2020 have been reclassified to conform to the 2022 presentation.

Investment in Real Estate Properties

We first determine whether an acquisition constitutes a business or asset acquisition. Upon determination of an asset acquisition, the purchase price of a property is allocated to land, building and improvements and intangible lease assets and liabilities. The allocation of the purchase price to building is based on management’s estimate of the property’s “as-if” vacant fair value. The “as-if” vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. The allocation of the purchase price to intangible lease assets represents the value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from in-place leases being above or below management’s estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market fixed-rate renewal option periods, if applicable, for below-market leases. Intangible lease assets, above-market lease assets, and below-market lease liabilities are collectively referred to as “intangible lease assets and liabilities.”

If any debt is assumed in an acquisition, the difference between the fair value and the face value of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed. See “Note 3” for additional information regarding debt assumed in connection with our 2022 and 2021 acquisitions, if any. Transaction costs associated with the acquisition of a property are capitalized as incurred in an asset acquisition and are allocated to land, building and intangible lease assets on a relative fair value basis. Transaction costs associated with business combinations are expensed as they are incurred. Properties that are probable to be sold are to be designated as “held for sale” on the consolidated balance sheets when certain criteria are met.

The results of operations for acquired businesses and properties are included in the consolidated statements of operations from their respective acquisition dates. Intangible lease assets are amortized to real estate-related depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenues over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenues over the remaining lease term, plus any applicable fixed-rate renewal option periods. We expense any unamortized intangible lease asset or record an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date. During the years ended December 31, 2022, 2021 and 2020, we recorded $0.2 million, $0.9 million and $2.6 million, respectively, related to write-offs of unamortized intangible lease assets and liabilities due to early lease terminations.

Land, building, building improvements, tenant improvements, lease commissions, and intangible lease assets and liabilities, which are collectively referred to as “real estate assets,” are stated at historical cost less accumulated depreciation and amortization. Costs associated with the development and improvement of our real estate assets are capitalized as incurred. These costs include capitalized interest, insurance, real estate taxes and certain general and administrative expenses if such costs are incremental and identifiable to a specific activity to prepare the real estate asset for its intended use. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.

Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Building and improvements	5-40 years
Tenant improvements	Lesser of useful life or lease term
Lease commissions	Over lease term
Intangible in-place lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options

Certain of our investments in real estate are subject to ground leases, for which a lease liability and corresponding right of use asset are recognized. We calculate the amount of the lease liability and right of use asset by taking the present value of the remaining lease payments and adjusting the right of use asset for any existing straight-line ground rent liability and acquired ground lease intangibles. An estimated incremental borrowing rate of a loan with a similar term as the ground lease is used as the discount rate. The lease liability is included as a component of other liabilities, and the related right of use asset is recorded as a component of net investments in real estate properties on our consolidated balance sheets. The amortization of the below-market ground lease is recorded as an adjustment to real estate-related depreciation and amortization on our consolidated statements of operations.

Real estate assets that are determined to be held and used will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and we will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. There were no impairment charges during the year ended December 31, 2022 and 2020. Refer to “Note 3” for detail regarding the non-cash impairment charges recorded during the years ended December 31, 2021.

Investments in Unconsolidated Joint Venture Partnerships

We analyze our investment in an unconsolidated joint venture under GAAP to determine if the joint venture is a VIE and whether the requisite substantial participating rights described in the GAAP are held by the partners not affiliated with the us. If the joint venture is not a VIE and the partners not affiliated with us hold substantial participating rights, we account for our investment in the joint venture under the equity method. Under the equity method, the investment is initially recorded at cost (including direct acquisition costs) and subsequently adjusted to reflect our proportionate share of equity in the joint venture’s net (income) loss, distributions received, contributions made and certain other adjustments made, as appropriate, which is included in investments in unconsolidated joint venture partnerships on our consolidated balance sheets. The proportionate share of ongoing income or loss of the unconsolidated joint venture partnerships is recognized in equity in (income) loss of unconsolidated joint venture partnerships on the consolidated statements of operations. The outside basis portion of our unconsolidated joint venture partnerships (if applicable) is amortized over the anticipated useful lives of the joint ventures’ tangible and intangible assets acquired and liabilities assumed.

When circumstances indicate there may have been a reduction in the value of an equity investment, we evaluate whether the loss is other than temporary. If we conclude it is other than temporary, an impairment charge is recognized to reflect the equity investment at fair value. No impairment losses were recorded related to our investments in unconsolidated joint venture partnerships for the years ended December 31, 2022 and 2021. We did not have any investments in unconsolidated joint venture partnerships during the year ended December 31, 2020.

Debt-Related Investments

Debt-related investments are considered to be held for investment, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, and a credit loss reserve, if applicable.

A debt-related investment is considered impaired when, based on current facts and circumstances, it is probable that we will not be able to collect principal and income according to the contractual terms of the underlying agreement. We assess the credit quality of each investment and adequacy of loan loss reserves on a periodic basis. Significant judgment of management is required in this analysis. We consider the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the credit quality and financial condition of the borrower, current and expected changes in macroeconomic conditions, and any other factors directly impacting the underlying collateral. As of December 31, 2022, we recorded a $1.8 million credit loss reserve related to one senior loan debt-related investment. Credit loss reserves were immaterial as of December 31, 2021.

Debt-related investments are placed on non-accrual status at the earlier of when principal or interest payments are 90 days past due or when management has determined there is reasonable doubt that principal or interest will be collected in full. Accrued and unpaid interest is reversed against interest income in the period the investment is placed on non-accrual status. Interest payments received on non-accrual investments may be recognized as income or applied to principal depending upon management’s judgment regarding collectability of the investment based on the facts and circumstances regarding the payment received. Non-accrual investments are restored to accrual status when past due principal and interest are paid and, in management’s judgment, are likely to remain current.

The following table summarizes our debt-related investments as of December 31, 2022 and 2021:

			Weighted-Average	Weighted-Average
($ in thousands)	Carrying Amount (1)	Outstanding Principal (1)	Interest Rate	Remaining Life (Years)
As of December 31, 2022
Senior loans (2)	$151,645	$154,622	8.5%	2.1
Mezzanine loans	108,794	108,500	10.4	1.9
Total debt-related investments (2)	$260,439	$263,122	9.5%	2.0
As of December 31, 2021
Senior loans	$105,752	$106,463	7.2%	1.7
Total debt-related investments	$105,752	$106,463	7.2%	1.7

(1)	The difference between the carrying amount and the outstanding principal amount of the debt-related investments consists of unamortized purchase discount, deferred financing costs, loan origination costs, and any recorded credit loss reserves, if applicable.
(2)	Carrying amount and outstanding principle includes $42.0 million and $43.8 million, respectively, related to one senior loan debt-related investment that was in default and on non-accrual status as of December 31, 2022. We recorded an impairment loss of $1.8 million related to this senior loan during the year ended December 31, 2022 and included the impairment loss in credit loss expense on the consolidated statements of operations. This senior loan was approved for sale during the fourth quarter of 2022 and therefore the carrying amount has been reduced to its fair value of $42.0 as it is held for sale as of December 31, 2022. Weighted-average interest rate and weighted-average remaining life excludes this senior loan from its calculations.

Available-for-Sale Debt Securities

We acquire debt securities that are collateralized by mortgages on commercial real estate properties primarily for cash management and investment purposes. On the acquisition date, we designate investments in commercial real estate debt securities as available-for-sale. Investments in debt securities that are classified as available-for-sale are carried at fair value. These assets are valued on a recurring basis and any unrealized holding gains and losses other than those associated with a credit loss are recorded each period in other comprehensive income.

As applicable, available-for-sale debt securities that are in an unrealized loss position are evaluated quarterly on an individual security basis to determine whether a credit loss exists. In the assessment, we consider the extent of the difference between fair value and amortized cost, changes in credit rating, and any other adverse factors directly impacting the security. If we determine a credit loss exists, the extent of the credit loss is recognized in the consolidated statements of operations and any additional loss not attributable to credit loss is recognized in other comprehensive income. There was no credit loss recognized during the year ended December 31, 2022, and we did not have any available-for-sale debt securities during the years ended December 31, 2021 and 2020.

Available-for-sale debt securities will be on non-accrual status at the earlier of (i) principal or interest payments becoming 90 days past due or (ii) management’s determination that there is reasonable doubt that principal or interest will be collected in full. Accrued and unpaid interest is reversed against interest income in the period the debt security is placed on non-accrual status. Interest payments received on non-accrual securities may be recognized as income or applied to principal depending upon management’s judgment regarding collectability of the debt security based on the facts and circumstances regarding the payment received. Non-accrual debt securities are restored to accrual status when past due principal and interest are paid and, in management’s judgment, are likely to remain current.

The following table summarizes our available-for-sale debt securities as of December 31, 2022. We did not have any available-for-sale debt securities as of December 31, 2021.

($ in thousands)	Face Amount	Amortized Cost	Unamortized Discount	Unrealized Gain, Net	Fair Value
Available-for-sale debt securities	$14,979	$14,870	$109	$26	$14,896

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less, such as money market mutual funds or certificates of deposit. We may have bank balances in excess of federally insured amounts; however, we deposit our cash and cash equivalents with high credit-quality institutions to minimize credit risk.

Restricted Cash

Restricted cash consists primarily of lender and property-related escrow accounts.

Derivative Instruments

Our derivative instruments are used to manage exposure to variability in expected future interest payments and are recorded at fair value. The accounting for changes in fair value of derivative instruments depends on whether it has been designated and qualifies as a hedge and, if so, the type of hedge. As of December 31, 2022, our interest rate swap derivative instruments are designated as cash flow hedges. The change in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) on the consolidated balance sheets and is subsequently reclassified into earnings as interest expense for the period that the hedged forecasted transaction affects earnings, which is when the interest expense is recognized on the related debt.

As of December 31, 2022, our interest rate cap derivative instruments are not designated as hedges. For derivatives that are not designated and do not qualify as hedges, we present changes in the fair value as gain (loss) on derivative instruments on the consolidated statements of operations. We do not use derivative instruments for trading or speculative purposes.

Deferred Financing Costs

Deferred financing costs include: (i) debt issuance costs incurred to obtain long-term financing and cash flow hedges; and (ii) financing costs associated with financing obligations. These costs are amortized to interest expense over the expected terms of the related credit facilities. Unamortized deferred financing costs are written off if debt is retired before its expected maturity date. Accumulated amortization of debt issuance costs was approximately $4.8 million and $1.9 million as of December 31, 2022 and 2021, respectively. Our interest expense for the years ended December 31, 2022, 2021 and 2020 included $3.8 million, $3.3 million and $3.0 million, respectively, of amortization of debt issuance costs. Accumulated amortization of financing costs associated with financing obligations was approximately $3.4 million and $3.7 million as of December 31, 2022 and 2021, respectively. Our interest expense for the years ended December 31, 2022, 2021 and 2020 included $3.6 million, $3.5 million and $2.6 million, respectively, of amortization of financing costs associated with financing obligations.

Distribution Fees

Distribution fees are paid monthly. Distribution fees are accrued upon the issuance of Class T, Class S and Class D shares and OP Units. As of the balance sheet date, we accrue for: (i) the monthly amount payable, and (ii) the estimated amount of distribution fees that we may pay in future periods. The accrued distribution fees for common shares are reflected in additional paid-in capital in stockholders’ equity and the accrued distribution fees for OP Units are reflected in noncontrolling interests. See “Note 13” for additional information regarding when distribution fees become payable.

Noncontrolling Interests

Due to our control of the Operating Partnership through our sole general partner interest and our limited partner interest, we consolidate the Operating Partnership. The remaining limited partner interests in the Operating Partnership are owned by third-party investors and are presented as noncontrolling interests in the consolidated financial statements. The noncontrolling interests are reported on the consolidated balance sheets within permanent equity, separate from stockholders’ equity.

For consolidated joint venture partnerships, the non-controlling partner’s share of the assets, liabilities and operations of the joint venture is included in noncontrolling interests as equity. The noncontrolling partner’s interest is generally computed as the joint venture partner’s ownership percentage.

Redeemable Noncontrolling Interest

The Operating Partnership issued units in the Operating Partnership (“OP Units”) to the Advisor and Former Advisor as payment for the performance participation allocation (also referred to as the performance component of the advisory fee) pursuant to the terms of the amended and restated advisory agreement (2022), effective as of May 1, 2022 (the “Advisory Agreement”), by and among us, the Operating Partnership and the Advisor. The Advisor and Former Advisor subsequently transferred these OP Units to its members or their affiliates or redeemed for cash. We have classified these OP Units as redeemable noncontrolling interest in mezzanine equity on the consolidated balance sheets due to the fact that, as provided in the agreement of limited partnership of the Operating Partnership (the “Partnership Agreement”), the limited partners who hold these OP Units generally have the ability to request transfer or redeem their OP Units at any time irrespective of the period that they have held such OP Units, and the Operating Partnership is required to satisfy such redemption for cash unless such cash redemption would be prohibited by applicable law or the Partnership Agreement, in which case such OP Units will be redeemed for shares of our common stock of the class corresponding to the class of such OP Units. The redeemable noncontrolling interest is recorded at the greater of the carrying amount, adjusted for its share of the allocation of income or loss and dividends, or the redemption value, which is equivalent to fair value, of such OP Units at the end of each measurement period. See “Note 11” for additional information regarding redeemable noncontrolling interests.

Revenue Recognition

When a lease is entered into, we first determine if the collectability from the customer is probable. If the collectability is not probable, we recognize revenue when the payment has been received. If the collectability is determined to be probable, we record rental revenue on a straight-line basis over the full lease term. Certain properties have leases that offer the customer a period of time where no rent is due or where rent payments change during the term of the lease. Accordingly, we record receivables from customers for rent that we expect to collect over the remaining lease term rather than currently, which are recorded as a straight-line rent receivable. We analyze accounts receivable by considering customer creditworthiness and current economic trends on customers’ businesses, and customers’ ability to make payments on time and in full when evaluating the adequacy of the allowance for doubtful accounts receivable. We evaluate collectability from our customers on an ongoing basis. If the assessment of collectability changes during the lease term, any difference between the revenue that would have been recognized under the straight-line method and the lease payments that have been collected will be recognized as a current period adjustment to rental revenues. When we acquire a property, the term of each existing lease is considered to commence as of the acquisition date for purposes of this calculation. As of December 31, 2022 and 2021, our allowance for doubtful accounts was approximately $1.8 million and $0.6 million, respectively. These amounts are included in our other assets on the consolidated balance sheets.

In connection with property acquisitions, we may acquire leases with rental rates above or below estimated market rental rates. Above-market lease assets are amortized as a reduction to rental revenue over the remaining lease term, and below-market lease liabilities are amortized as an increase to rental revenue over the remaining lease term, plus any applicable fixed-rate renewal option periods.

We expense any unamortized intangible lease asset or record an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability by reassessing the estimated remaining useful life of such intangible lease asset or liability when it becomes probable a customer will terminate a lease before the stated lease expiration date.

Upon disposition of a real estate asset, we will evaluate the transaction to determine if control of the asset, as well as other specified criteria, has been transferred to the buyer to determine proper timing of recognizing gains or losses.

Debt-related income is accrued based on the outstanding principal amount and the contractual terms of each debt-related investment or debt security. For debt-related investments, the origination fees, contractual exit fees and direct loan origination costs are also recognized in interest income over the initial loan term as a yield adjustment using the effective interest method. For available-for-sale debt securities, premiums or discounts are amortized or accreted into interest income as a yield adjustment using the effective interest method.

Income Taxes

We elected under the Internal Revenue Code of 1986, as amended, to be taxed as a REIT beginning with the tax year ended December 31, 2006. As a REIT, we generally are not subject to U.S. federal income taxes on net income we distribute to our stockholders. We intend to make timely distributions sufficient to satisfy the annual distribution requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property and federal income and excise taxes on our undistributed income.

Net Income (Loss) Per Share

Basic net income (loss) per common share is determined by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share includes the effects of potentially issuable common stock, but only if dilutive, including the presumed exchange of OP Units. See “Note 14” for additional information regarding net income (loss) per share.

Fair Value Measurements

Fair value measurements are determined based on assumptions that market participants would use in pricing of assets or estimating liabilities. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that we could realize upon settlement.

The fair value hierarchy is as follows:

Level 1—Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2—Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:

●	Quoted prices for similar assets/liabilities in active markets;
●	Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);
●	Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and
●	Inputs that are derived principally from or corroborated by other observable market data.

Level 3—Unobservable inputs that cannot be corroborated by observable market data.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents. At times, balances with any one financial institution may exceed the Federal Deposit Insurance Corporation insurance limits. We believe this risk is mitigated by investing our cash with high-credit quality financial institutions.

As our revenues predominately consist of rental payments, we are dependent on our customers for our source of revenues. Concentration of credit risk arises when our source of revenue is highly concentrated from certain of our customers. As of December 31, 2022, no customers represented more than 10.0% of our total annualized base rent.

Recently Adopted Accounting Standards

In December 2022, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2022-06, “Reference Rate Reform (Topic 848)” to defer the sunset date of FASB Accounting Standards Codification under Topic 848, Reference Rate Reform from December 31, 2022 to December 31, 2024. We adopted this standard immediately upon its issuance. The adoption did not have a material effect on our consolidated financial statements.

3. INVESTMENTS IN REAL ESTATE PROPERTIES

The following table summarizes our consolidated investments in real estate properties and excludes properties classified as held for sale. Refer to “Note 4” for detail relating to our real estate properties held for sale:

	As of December 31,
(in thousands)	2022	2021
Land	$694,998	$583,728
Buildings and improvements	3,152,553	2,180,358
Intangible lease assets	317,141	284,128
Right of use asset	13,637	13,637
Investment in real estate properties	4,178,329	3,061,851
Accumulated depreciation and amortization	(572,751)	(472,025)
Net investment in real estate properties	$3,605,578	$2,589,826

Acquisitions

During the years ended December 31, 2022 and 2021, we acquired 100% of the following properties through asset acquisitions, except as noted below:

($ in thousands)	Property Type	Acquisition Date	Total Purchase Price (1)
2022 Acquisitions:
General Washington IC	Industrial	1/7/2022	$11,051
Western Foods Center	Industrial	1/14/2022	39,298
Orlando I & II LC	Industrial	2/17/2022	94,759
Orlando III & IV LC	Industrial	2/17/2022	42,347
Orlando V LC	Industrial	2/17/2022	34,828
Orlando VI LC	Industrial	2/17/2022	28,694
Orlando VII LC	Industrial	2/17/2022	23,532
1403 Gillingham Lane	Industrial	6/10/2022	20,550
Industrial Drive IC	Industrial	6/17/2022	4,018
Glen Afton IC	Industrial	6/17/2022	22,036
East 56th Ave IC	Industrial	6/17/2022	19,041
Brockton IC	Industrial	6/17/2022	6,522
Pine Vista IC	Industrial	6/17/2022	18,790
Tri-County Parkway IC	Industrial	6/17/2022	12,784
Miami NW 114th IC	Industrial	6/17/2022	12,022
North Harney IC	Industrial	6/17/2022	8,026
Wes Warren Drive IC	Industrial	6/17/2022	7,515
Enterprise Way IC	Industrial	6/17/2022	6,519
New Albany IC	Industrial	6/17/2022	17,544
Maplewood Drive IC	Industrial	6/17/2022	5,514
1801 N. 5th Street	Industrial	6/24/2022	23,305
Skye 750	Residential	1/5/2022	92,845
Arabelle City Center	Residential	4/12/2022	156,781
Dallas Cityline	Residential	4/13/2022	111,093
Dallas Wycliff	Residential	4/13/2022	94,083
Dallas Maple District	Residential	4/13/2022	93,089
San Vance	Residential	4/13/2022	77,586
San Stone Oak	Residential	4/13/2022	72,605
350 Carter Road	Office	4/27/2022	31,256
107 Morgan Lane	Office	10/28/2022	12,269
Total 2022 acquisitions			$1,200,302
2021 Acquisitions:
Radar Distribution Center	Industrial	3/31/2021	$49,168
Intermountain Space Center	Industrial	6/30/2021	61,057
Airway Industrial Park	Industrial	7/9/2021	24,356
Greenwood Business Center	Industrial	8/2/2021	16,888
25 Linden Industrial Center	Industrial	8/31/2021	17,146
Little Orchard Business Park	Industrial	9/8/2021	96,559
Tustin Business Center	Industrial	9/22/2021	33,285
Campus Drive IC	Industrial	10/7/2021	6,652
Long Island Logistics Center	Industrial	12/9/2021	20,001
Phoenix IC	Industrial	12/13/2021	17,604
Tempe IC	Industrial	12/13/2021	28,347
Las Vegas IC	Industrial	12/13/2021	8,809
Barrow Crossing	Retail	6/22/2021	50,205
oLiv Tucson (2)	Residential	10/20/2021	124,219
Arabelle Clearwater	Residential	11/30/2021	116,352
Arabelle Riverwalk (3)	Residential	12/28/2021	234,050
Total 2021 acquisitions			$904,698

(1)	Total purchase price is equal to the total consideration paid plus any debt assumed at fair value.
(2)	We acquired a 97.5% interest in this property. As part of the transaction, we assumed a ground lease with 97 years remaining and four 25 year extension options, which resulted in a $13.6 million right of use asset and a $4.4 million lease liability associated with the ground lease upon completion of the transaction.
(3)	Includes debt assumed at fair value as of the acquisition date of $125.9 million, with a principal amount of $117.1 million.

During the years ended December 31, 2022 and 2021, we allocated the purchase price of our acquisitions to land, building and improvements and intangible lease assets and liabilities as follows:

	As of December 31,
($ in thousands)	2022	2021
Land	$154,356	$166,310
Building and improvements	1,008,273	703,597
Intangible lease assets	43,117	39,270
Above-market lease assets	730	1,392
Right of use asset (1)	—	13,637
Lease liability (1)	—	(4,440)
Below-market lease liabilities	(6,174)	(15,068)
Total purchase price (2)	$1,200,302	$904,698

(1)	Right of use asset and lease liability are related to the ground lease entered into as part of the oLiv Tucson transaction.
(2)	Total purchase price is equal to the total consideration paid plus any debt assumed at fair value.

The weighted-average amortization period for the intangible lease assets and liabilities acquired in connection with our acquisitions during the years ended December 31, 2022 and 2021, as of the respective date of each acquisition, were 5.4 years and 7.7 years, respectively.

Dispositions

During the year ended December 31, 2022, we sold six retail properties, one office property, and a land parcel for net proceeds of approximately $274.8 million. We recorded a net gain on sale of approximately $94.8 million.

During the year ended December 31, 2021, we sold three retail properties, one industrial property and two office properties for net proceeds of approximately $223.8 million. We recorded a net gain on sale of approximately $77.9 million.

Intangible Lease Assets and Liabilities

Intangible lease assets and liabilities, excluding properties classified as held for sale, as of December 31, 2022 and 2021 include the following:

	As of December 31, 2022			As of December 31, 2021
		Accumulated			Accumulated
(in thousands)	Gross	Amortization	Net	Gross	Amortization	Net
Intangible lease assets (1)	$294,208	$(214,201)	$80,007	$261,401	$(186,820)	$74,581
Above-market lease assets (1)	22,933	(19,707)	3,226	22,727	(19,507)	3,220
Below-market lease liabilities	(76,033)	33,589	(42,444)	(80,206)	32,707	(47,499)

(1)	Included in net investment in real estate properties on the consolidated balance sheets.

The following table details the estimated net amortization of such intangible lease assets and liabilities, excluding properties classified as held for sale, as of December 31, 2022, for the next five years and thereafter:

	Estimated Net Amortization
(in thousands)	Intangible Lease Assets	Above-Market Lease Assets	Below-Market Lease Liabilities
Year 1	$21,664	$730	$(4,572)
Year 2	13,721	702	(4,120)
Year 3	11,603	555	(3,941)
Year 4	9,504	394	(3,699)
Year 5	6,282	283	(2,931)
Thereafter	17,233	562	(23,181)
Total	$80,007	$3,226	$(42,444)

Rental Revenue Adjustments and Depreciation and Amortization Expense

The following table summarizes straight-line rent adjustments, amortization recognized as an increase (decrease) to rental revenues from above-and below-market lease assets and liabilities, and real estate-related depreciation and amortization expense:

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Increase (decrease) to rental revenue:
Straight-line rent adjustments	$3,414	$5,849	$5,539
Above-market lease amortization	(724)	(469)	(357)
Below-market lease amortization	4,823	3,559	3,521
Real estate-related depreciation and amortization:
Depreciation expense	$97,418	$59,766	$47,629
Intangible lease asset amortization	37,199	14,649	15,294

Future Minimum Rentals

Future minimum base rental payments, which equal the cash basis of monthly contractual rent, owed to us from our commercial customers under the terms of non-cancelable operating leases in effect as of December 31, 2022, excluding rental revenues from the potential renewal or replacement of existing leases and excluding rental revenues from properties classified as held for sale, were as follows for the next five years and thereafter:

As of December 31,
(in thousands)	2022
Year 1	$138,650
Year 2	123,576
Year 3	111,581
Year 4	95,202
Year 5	72,631
Thereafter	248,755
Total	$790,395

Leases for our residential customers are generally 12 months or less and are therefore excluded from the table above.

Real Estate Property Impairment

There were no impairment charges recorded during the years ended December 31, 2022 and 2020.

During the year ended December 31, 2021, we recorded non-cash impairment charges of $0.8 million related to a retail property located in the Greater Boston market, which was disposed of in March 2021. Prior to the disposition, we reevaluated the fair value of the property and determined that the net book value of the property exceeded the respective contract sales price less costs to sell the property, resulting in the impairment.

We have determined that our impairments are non-recurring fair value measurements that fall within Level 3 of the fair value hierarchy. See “Note 2” for further discussion of the fair value hierarchy.

4. ASSETS HELD FOR SALE

We classify a property as held for sale when certain criteria are met, in accordance with GAAP. Assets classified as held for sale are expected to be sold to a third party. At such time the property meets the held for sale criteria, the respective assets and liabilities are presented separately in the consolidated balance sheets and depreciation is no longer recognized. Assets held for sale are reported at the lower of their carrying amount or their estimated fair value less the costs to sell the assets.

As of December 31, 2021, we had one retail property (Bandera Road) and one office property (1st Avenue) that met the criteria to be classified as held for sale. Both properties were sold in the first quarter of 2022. The following table summarizes the amounts held for sale as of December 31, 2022 and 2021.

	As of
(in thousands)	December 31, 2022	December 31, 2021
Net investment in real estate properties	$—	$101,690
Other assets	—	3,406
Assets held for sale	$—	$105,096
Accounts payable and accrued expenses	$—	$3,172
Intangible lease liabilities, net	—	995
Other liabilities	—	1,577
Liabilities related to assets held for sale	$—	$5,744

5. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURE PARTNERSHIPS

We have acquired interests in joint venture partnerships for purposes of investing in properties across the U.S. We record our investments in U.S. AREIT-McDowell Vue Parent LLC (“Vue 1400 JV”), Pathfinder Core AREIT JV NNN Holdings, LLC (“Net Lease JV I”), Pathfinder Core AREIT Net Lease Aggregator LLC (“Net Lease JV II”) and Pathfinder Core AREIT Net Lease TRS Aggregator LLC (“Net Lease JV III”) under the equity method on our consolidated balance sheets as we have the ability to exercise significant influence in each partnership but do not have control of the entities.

The following table summarizes our investments in unconsolidated joint venture partnerships as of December 31, 2022 and 2021:

		As of December 31, 2022		As of December 31, 2021		Investments in Unconsolidated
	Property	Ownership	Number of	Ownership	Number of	Joint Venture Partnerships as of
($ in thousands)	Type	Percentage	Properties	Percentage	Properties	December 31, 2022	December 31, 2021
Vue 1400 JV	Residential	85%	1	85%	1	$25,984	$26,117
Net Lease JV I	Net Lease	50%	15	50%	15	16,393	16,267
Net Lease JV II	Net Lease	50%	117	50%	10	65,763	15,041
Net Lease JV III	Net Lease	50%	23	N/A	—	12,232	—
Total unconsolidated joint venture partnerships			156		26	$120,372	$57,425

6. DEBT

Our consolidated indebtedness is currently comprised of borrowings under our line of credit, term loans and mortgage notes. Borrowings under our non-recourse mortgage notes are secured by mortgages or deeds of trust and related assignments and security interests in collateralized and certain cross-collateralized properties, which are generally owned by single purpose entities. One of our mortgage notes is currently partial recourse to us, for which we provide $16.1 million in limited guaranties until we meet certain lender-specified thresholds at the collateralized property. Other than this limited guarantee, the assets and credit of each of our consolidated properties pledged as collateral for our mortgage notes are not available to satisfy our debt and obligations, unless we first satisfy the mortgages note payable on the respective underlying properties. A summary of our debt is as follows:

	Weighted-Average
	Effective Interest Rate as of			Balance as of
	December 31,	December 31,		December 31,	December 31,
($ in thousands)	2022	2021	Current Maturity Date	2022	2021
Line of credit (1)	5.72%	1.35%	November 2025	$235,000	$256,000
Term loan (2)	3.90	3.16	November 2026	400,000	325,000
Term loan (3)	4.56	3.19	January 2027	400,000	200,000
Fixed-rate mortgage notes	3.48	3.49	December 2025 - May 2031	380,316	381,954
Floating-rate mortgage notes (4)	4.52	2.26	October 2024 - October 2026	207,600	207,600
Total principal amount / weighted-average (5)	4.31%	2.78%		$1,622,916	$1,370,554
Less: unamortized debt issuance costs				$(14,849)	$(16,762)
Add: unamortized mark-to-market adjustment on assumed debt				8,408	9,442
Total debt, net				$1,616,475	$1,363,234
Gross book value of properties encumbered by debt				$970,310	$981,927

(1)	The effective interest rate is calculated based on the Secured Overnight Financing Rate plus an 11.448 basis point adjustment (“Term SOFR”), plus a margin ranging from 1.25% to 2.00%, depending on our consolidated leverage ratio. As of December 31, 2022, the unused and available portions under the line of credit were approximately $665.0 million and $623.7 million, respectively. The line of credit is available for general business purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties.
(2)	The effective interest rate is calculated based on Term SOFR, plus a margin ranging from 1.20% to 1.90%, depending on our consolidated leverage ratio. Total commitments for this term loan are $400.0 million. The weighted-average interest rate is the all-in interest rate, including the effects of interest rate swap agreements relating to approximately $300.0 million in borrowings under this term loan.
(3)	The effective interest rate is calculated based on Term SOFR, plus a margin ranging from 1.20% to 1.90%, depending on our consolidated leverage ratio. Total commitments for this term loan are $400.0 million. The weighted-average interest rate is the all-in interest rate, including the effects of interest rate swap agreements relating to approximately $350.0 million in borrowings under this term loan.
(4)	The effective interest rate is calculated based on the London Interbank Offered Rate (“LIBOR”) plus a margin. As of December 31, 2022, our floating-rate mortgage notes were subject to interest rate spreads ranging from 1.55% to 2.50%. The weighted-average interest rate is the all-in interest rate, including the effects of interest rate cap agreements which capped the effective interest rates of our two floating-rate mortgage notes at 4.50% and 4.55%, respectively, as of December 31, 2022.
(5)	The weighted-average remaining term of our consolidated borrowings was approximately 3.9 years as of December 31, 2022, excluding the impact of certain extension options.

For the years ended December 31, 2022, 2021 and 2020, the amount of interest incurred related to our consolidated indebtedness was $55.4 million, $29.9 million and $30.0 million, respectively. See “Note 7” for the amount of interest incurred related to the DST Program (as defined below).

As of December 31, 2022, the principal payments due on our consolidated debt during each of the next five years and thereafter were as follows:

(in thousands)	Line of Credit (1)	Term Loans	Mortgage Notes	Total
2023	—	—	1,437	1,437
2024	—	—	129,265	129,265
2025	235,000	—	72,360	307,360
2026	—	400,000	84,214	484,214
2027	—	400,000	175,787	575,787
Thereafter	—	—	124,853	124,853
Total principal payments	$235,000	$800,000	$587,916	$1,622,916

(1)	The term of the line of credit may be extended pursuant to two six-month extension options, subject to certain conditions.

In July 2017, the Financial Conduct Authority (“FCA”) that regulates LIBOR announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee ("ARRC"), which identified the Secured Overnight Financing Rate as its preferred alternative rate for LIBOR in derivatives and other financial contracts. Any changes adopted by the FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, our interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.

LIBOR is expected to be phased out or modified by June 2023. As of December 31, 2022, certain of our mortgage notes have initial or extended maturity dates beyond 2023 with exposure to LIBOR. The agreements governing these loans provide procedures for determining a replacement or alternative base rate in the event that LIBOR is discontinued. However, there can be no assurances as to whether such replacement or alternative base rate will be more or less favorable than LIBOR. We intend to monitor the developments with respect to the phasing out of LIBOR after 2023 and work with our lenders to seek to ensure any transition away from LIBOR will have minimal impact on our financial condition, but can provide no assurances regarding the impact of the discontinuation of LIBOR.

Debt Covenants

Our line of credit, term loans and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, the line of credit and term loan agreements contain certain corporate-level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. We were in compliance with our debt covenants as of December 31, 2022.

Derivative Instruments

To manage interest rate risk for certain of our variable-rate debt, we use interest rate derivative instruments as part of our risk management strategy. These derivatives are designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount. Interest rate caps involve the receipt of variable amounts from a counterparty at the end of each period in which the interest rate exceeds the agreed fixed price. Interest rate caps are not designated as hedges. Certain of our variable-rate borrowings are not hedged, and therefore, to an extent, we have ongoing exposure to interest rate movements.

For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss is recorded as a component of accumulated other comprehensive income (loss) (“AOCI”) on the consolidated balance sheets and is reclassified into earnings as interest expense for the same period that the hedged transaction affects earnings, which is when the interest expense is recognized on the related debt.  During the next 12 months, we estimate that approximately $14.1 million will be reclassified as a decrease to interest expense related to active effective hedges of existing floating-rate debt. Our interest rate cap derivative instruments are not designated as hedges and therefore, changes in fair value must be recognized through income. As a result, in periods with high interest rate volatility, we may experience significant fluctuations in our net income (loss).

The following table summarizes the location and fair value of our consolidated derivative instruments on our consolidated balance sheets:

	Number of		Fair Value
($ in thousands)	Contracts	Notional Amount	Other Assets	Other Liabilities
As of December 31, 2022
Interest rate swaps	12	$650,000	$20,279	$—
Interest rate caps	2	207,600	4,169	—
Total derivative instruments	14	$857,600	$24,448	$—
As of December 31, 2021
Interest rate swaps	13	$500,000	$164	$11,236
Interest rate caps	2	207,600	159	—
Total derivative instruments	15	$707,600	$323	$11,236

The following table presents the effect of our consolidated derivative instruments on our consolidated financial statements:

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Derivative instruments designated as cash flow hedges:
Gain (loss) recognized in AOCI	$29,852	$5,616	$(21,589)
Amount reclassified from AOCI into interest expense	1,546	10,281	7,747
Total interest expense presented in the consolidated statements of operations in which the effects of cash flow hedges are recorded	140,406	70,494	58,747
Derivative instruments not designated as cash flow hedges:
Gain (loss) on derivative instruments presented in the consolidated statements of operations	$4,723	$71	$(13)

7. DST PROGRAM

We have a program to raise capital through private placement offerings by selling beneficial interests (“DST Interests”) in specific Delaware statutory trusts holding real properties (the “DST Program”). Under the DST Program, each private placement offers interests in one or more real properties placed into one or more Delaware statutory trust(s) by the Operating Partnership or its affiliates (“DST Properties”). DST Properties may be sourced from properties currently indirectly owned by the Operating Partnership or newly acquired properties. The underlying interests of real properties sold to investors pursuant to such private placements are leased-back by an indirect wholly owned subsidiary of the Operating Partnership on a long-term basis. These master lease agreements are fully guaranteed by the Operating Partnership. Additionally, the Operating Partnership retains a fair market value purchase option giving it the right, but not the obligation, to acquire the interests in the Delaware statutory trusts from the investors at a later time in exchange for OP Units.

Under the master lease, we are responsible for subleasing the property to occupying customers and all underlying costs associated with operating the property, and are responsible for paying rent to the Delaware statutory trust that owns such property. As such, for financial reporting purposes (and not for income tax purposes), the DST Properties are included in our consolidated financial statements, with the master lease rent payment obligations taking the place of the cost of equity and debt capital. Accordingly, for financial reporting purposes, the rental revenues and rental expenses associated with the underlying property of each master lease are included in the respective line item on the consolidated statements of operations. Consistent with the foregoing, rental payments made to the Delaware statutory trusts pursuant to the master lease agreements are accounted for using the interest method whereby a portion is accounted for as interest expense and a portion is accounted for as an accretion or amortization of the outstanding principal balance of the financing obligations. The net amount we receive from the underlying properties subject to the master lease may be more or less than the amount we pay to the investors of the DST Program and could fluctuate over time.

Consistent with the financial reporting position described herein, the proceeds from each private placement under the DST Program are accounted for as a financing obligation on the consolidated balance sheets due to the fact that we have an option (which may or may not be exercised) to purchase the interests in the Delaware statutory trusts and thereby acquire the real property owned by the Delaware statutory trusts. Consistent with the financial reporting position described herein, upfront costs incurred for services provided by the Advisor and its affiliates related to the DST Program are accounted for as deferred financing costs and are netted against the financing obligation.

In order to facilitate additional capital raise through the DST Program, we have made and may continue to offer loans (“DST Program Loans”) to finance a portion of the sale of DST Interests to potential investors. As of December 31, 2022 and 2021, there were approximately $81.9 million and $62.1 million, respectively, of outstanding DST Program Loans that we have made to partially finance the sale of DST Interests. We include our investments in DST Program Loans separately on our consolidated balance sheets in the DST Program Loans line item and we include income earned from DST Program Loans in other income on our consolidated statements of operations.

The following table presents our DST Program activity for the years ended December 31, 2022, 2021, and 2020:

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
DST Interests sold	$758,995	$292,702	$278,157
DST Interests financed by DST Program Loans	51,496	25,978	26,486
Income earned from DST Program Loans (1)	3,420	2,178	1,487
Financing obligation liability appreciation (2)	31,737	5,822	3,936
Rent obligation incurred under master lease agreements (2)	47,021	28,422	19,443

(1)	Included in other income and expenses on the consolidated statements of operations.
(2)	Included in interest expense on the consolidated statements of operations.

Additionally, during the years ended December 31, 2022, 2021, and 2020, 28.8 million OP Units, 15.0 million OP Units and 3.8 million OP units, respectively, were issued in exchange for DST Interests for a net investment of $252.6 million, $115.7 million and $28.3 million, respectively, in accordance with our UPREIT structure.

Refer to “Note 13” for detail relating to the fees paid to the Advisor and its affiliates for raising capital through the DST Program.

8. FAIR VALUE

We estimate the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of the amounts that we would realize upon disposition.

Fair Value Measurements on a Recurring Basis

The following table presents our financial instruments measured at fair value on a recurring basis:

				Total
(in thousands)	Level 1	Level 2	Level 3	Fair Value
As of December 31, 2022
Assets:
Derivative instruments	$—	$24,448	$—	$24,448
Available-for-sale securities	—	14,896	—	14,896
Total assets measured at fair value	$—	$39,344	$—	$39,344
Liabilities:
Derivative instruments	$—	$—	$—	$—
Total liabilities measured at fair value	$—	$—	$—	$—
As of December 31, 2021
Assets:
Derivative instruments	$—	$323	$—	$323
Total assets measured at fair value	$—	$323	$—	$323
Liabilities:
Derivative instruments	$—	$11,236	$—	$11,236
Total liabilities measured at fair value	$—	$11,236	$—	$11,236

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Derivative Instruments. The derivative instruments are interest rate swaps and interest rate caps whose fair value is estimated using market-standard valuation models. Such models involve using market-based observable inputs, including interest rate curves. We incorporate credit valuation adjustments to appropriately reflect both our nonperformance risk and respective counterparty’s nonperformance risk in the fair value measurements, which we have concluded are not material to the valuation. Due to these derivative instruments being unique and not actively traded, the fair value is classified as Level 2. See “Note 6” above for further discussion of our derivative instruments.

Available-for-Sale Debt Securities. The available-for-sale debt securities are debt securities collateralized by mortgages on commercial real estate properties whose fair value is estimated using third-party broker quotes, which provide valuation estimates based upon contractual cash flows, observable inputs comprising credit spreads and market liquidity. We incorporate credit valuation adjustments to appropriately reflect both our nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements, which we have concluded are not material to the valuation. Due to the available-for-sale debt securities being unique and not actively traded, the fair value is classified as Level 2.

Nonrecurring Fair Value Measurements

As of December 31, 2022 and 2021, the fair values of cash and cash equivalents, restricted cash, tenant receivables, accounts payable and accrued expenses, and distributions payable approximate their carrying values because of the short-term nature of these instruments. The table below includes fair values for certain of our financial instruments for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:

	As of December 31, 2022		As of December 31, 2021
	Carrying	Fair	Carrying	Fair
(in thousands)	Value (1)	Value	Value (1)	Value
Assets:
Debt-related investments	$263,122	$260,841	$106,463	$106,463
DST Program Loans	81,897	79,049	62,123	62,123
Liabilities:
Line of credit	$235,000	$235,000	$256,000	$256,000
Term loans	800,000	800,000	525,000	525,000
Mortgage notes	587,916	541,558	589,554	600,467

(1)	The carrying value reflects the principal amount outstanding.

9. INCOME TAXES

We have concluded that there was no impact related to uncertain tax positions from our results of operations for the years ended December 31, 2022 and 2021. We had a net deferred tax asset of approximately $0.4 million and $1.2 million as of December 31, 2022 and 2021, respectively, which is offset by a full valuation allowance. The U.S. is the major tax jurisdiction for us and the earliest tax year subject to examination by the taxing authority is 2019.

Distributions

Distributions to stockholders are characterized for U.S. federal income tax purposes as: (i) ordinary income; (ii) non-taxable return of capital; or (iii) long-term capital gain. Distributions that exceed our current and accumulated tax earnings and profits constitute a return of capital and reduce the stockholders’ basis in the common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholders’ basis in the common shares, the distributions will generally be treated as a gain from the sale or exchange of such stockholders’ common shares. Under the new tax laws effective January 1, 2018, all distributions (other than distributions designated as capital gain distributions and distributions traceable to distributions from a taxable REIT subsidiary) which are received by a pass-through entity or an individual, are eligible for a 20% deduction from gross income. This eligibility for a 20% deduction will expire as of 2025. At the beginning of each year, we notify our stockholders of the taxability of the distributions paid during the preceding year. In any given year, the overall taxability of distributions could be higher or lower than the preceding year.

The following unaudited table summarizes the annual information reported to investors regarding the taxability of distributions on common stock, as a percentage of total distributions, for the years ended December 31, 2022, 2021 and 2020. This information assumes that an investor owned shares of our common stock for the full 2022 calendar year.

	For the Year Ended December 31,
	2022	2021	2020
Ordinary income	—%	13.62%	3.28%
Non-taxable return of capital	100.00	61.37	12.34
Capital gain	—	25.01	84.38
Total distributions	100.00%	100.00%	100.00%

The decline in taxable income compared to 2021 is almost entirely due to (i) the increase in the performance participation allocation and (ii) our Advisor’s election to receive the 2022 performance fee in cash instead of OP Units.

10. STOCKHOLDERS’ EQUITY

Public Offerings

As a net asset value (“NAV”)-based perpetual life REIT, we intend to conduct ongoing public primary offerings of our common stock on a perpetual basis. We also intend to conduct an ongoing distribution reinvestment plan offering for our stockholders to reinvest distributions in our shares. From time to time, we intend to file new registration statements on Form S-11 with the SEC to register additional shares of common stock so that we may continuously offer shares of common stock pursuant to Rule 415 under the Securities Act of 1933, as amended.

Currently, we have the following registration statements effective with the SEC:

●	A public offering of up to $10.0 billion in Class T, Class S, Class D and Class I shares of common stock, consisting of up to $8.5 billion offered in our primary offering and up to $1.5 billion offered under our distribution reinvestment plan. We may reallocate amounts between the primary offering and distribution reinvestment plan. As of December 31, 2022, $9.82 billion remained unsold under this registration statement.
●	A public offering of Class E shares under our distribution reinvestment plan. As of December 31, 2022, $82.5 million remained unsold under this registration statement.

The Class T, Class S, Class D, Class I and Class E shares, all of which are collectively referred to herein as shares of common stock, generally have identical rights and privileges, including identical voting rights, but have differing fees that are payable on a class-specific basis. While gross distributions are the same for all share classes, the payment of class-specific fees results in different amounts of net distributions being paid with respect to each class of shares. During the year ended December 31, 2022, we raised gross proceeds of approximately $388.9 million from the sale of approximately 44.9 million shares of our common stock in our ongoing public offerings, including proceeds from our distribution reinvestment plan of approximately $29.4 million.

Common Stock

The following table describes the changes in each class of common shares during each of the years ended December 31, 2022, 2021 and 2020:

	Class T	Class S	Class D	Class I	Class E	Total
(in thousands)	Shares	Shares	Shares	Shares	Shares	Shares
Balance as of December 31, 2019	5,852	20,593	3,499	43,732	66,804	140,480
Issuance of common stock:
Primary shares	4,231	4,507	728	4,306	—	13,772
Distribution reinvestment plan	187	476	91	1,065	1,021	2,840
Share-based compensation	—	—	—	20	—	20
Redemptions of common stock	(214)	(2,060)	(220)	(4,625)	(6,952)	(14,071)
Conversions	(225)	—	—	225	—	—
Balance as of December 31, 2020	9,831	23,516	4,098	44,723	60,873	143,041
Issuance of common stock:
Primary shares	6,885	12,539	2,778	10,149	—	32,351
Distribution reinvestment plan	267	618	121	1,112	910	3,028
Share-based compensation	—	—	—	29	—	29
Redemptions of common stock	(266)	(916)	(248)	(1,899)	(5,455)	(8,784)
Conversions	(292)	—	—	292	—	—
Balance as of December 31, 2021	16,425	35,757	6,749	54,406	56,328	169,665
Issuance of common stock:
Primary shares	10,443	14,348	1,688	15,000	—	41,479
Distribution reinvestment plan	426	823	153	1,256	745	3,403
Share-based compensation	—	—	—	27	—	27
Redemptions of common stock	(198)	(1,691)	(719)	(1,759)	(4,099)	(8,466)
Conversions	(212)	—	—	212	—	—
Balance as of December 31, 2022	26,884	49,237	7,871	69,142	52,974	206,108

Distributions

The following table summarizes our distribution activity (including distributions to noncontrolling interests and distributions reinvested in shares of our common stock) for the periods below:

	Amount
		Common Stock
	Declared per	Distributions	Other Cash	Reinvested in	Distribution	Gross
(in thousands, except per share data)	Common Share (1)	Paid in Cash	Distributions (2)	Shares	Fees (3)	Distributions (4)
2022
March 31	$0.09375	$8,837	$3,018	$6,876	$1,030	$19,761
June 30	0.09375	9,299	3,157	7,362	1,259	21,077
September 30	0.09375	9,684	3,972	7,732	1,399	22,787
December 31	0.09375	9,859	4,559	7,923	1,478	23,819
Total	$0.37500	$37,679	$14,706	$29,893	$5,166	$87,444
2021
March 31	$0.09375	$7,562	$1,424	$5,526	$586	$15,098
June 30	0.09375	7,696	1,611	5,723	655	15,685
September 30	0.09375	7,984	1,854	5,985	759	16,582
December 31	0.09375	8,265	2,445	6,361	886	17,957
Total	$0.37500	$31,507	$7,334	$23,595	$2,886	$65,322

(1)	Amount reflects the total gross quarterly distribution rate authorized by our board of directors per Class T share, per Class S share, per Class D share, per Class I share, and per Class E share of common stock. Distributions were declared and paid as of monthly record dates. These monthly distributions have been aggregated and presented on a quarterly basis. The distributions on Class T shares, Class S shares and Class D shares of common stock are reduced by the respective distribution fees that are payable with respect to Class T shares, Class S shares and Class D shares.
(2)	Consists of distribution fees paid to Ares Wealth Management Solutions, LLC (the “Dealer Manager”) with respect to OP Units and distributions paid to holders of OP Units and other noncontrolling interest holders.
(3)	Distribution fees are paid monthly to the Dealer Manager, with respect to Class T shares, Class S shares and Class D shares issued in the primary portion of our public offerings only. All or a portion of these amounts will be retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers.
(4)	Gross distributions are total distributions before the deduction of any distribution fees relating to Class T shares, Class S shares and Class D shares issued in the primary portion of our public offerings.

Redemptions and Repurchases

Below is a summary of redemptions and repurchases pursuant to our share redemption program for the years ended December 31, 2022, 2021 and 2020. All eligible redemption requests were fulfilled for the periods presented. Our board of directors may modify or suspend our current share redemption programs if it deems such action to be in the best interest of our stockholders.

	For the Year Ended December 31,
(in thousands, except for per share data)	2022	2021	2020
Number of shares redeemed or repurchased	8,466	8,784	14,071
Aggregate dollar amount of shares redeemed or repurchased	$73,378	$67,234	$105,588
Average redemption or repurchase price per share	$8.67	$7.65	$7.50

11. REDEEMABLE NONCONTROLLING INTERESTS

The Operating Partnership’s net income and loss will generally be allocated to the general partner and the limited partners in accordance with the respective percentage interest in the OP Units issued by the Operating Partnership.

The Operating Partnership issued OP Units to the Advisor and Former Sponsor as payment of the performance participation allocation (also referred to as the performance component of the advisory fee) pursuant to the Advisory Agreement. The Advisor and Former Sponsor subsequently transferred these OP Units to its members or their affiliates or redeemed for cash. We have classified these OP Units as redeemable noncontrolling interests in mezzanine equity on the consolidated balance sheets. The redeemable noncontrolling interests are recorded at the greater of the carrying amount, adjusted for its share of the allocation of income or loss and dividends, or the redemption value, which is equivalent to fair value, of such OP Units at the end of each measurement period.

The following table summarizes the redeemable noncontrolling interests activity for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,
($ in thousands)	2022	2021
Balance at beginning of the year	$8,994	$3,798
Settlement of prior year performance participation allocation (1)	15,327	4,608
Distributions to redeemable noncontrolling interests	(735)	(418)
Redemptions to redeemable noncontrolling interests (2)	(7,724)	—
Net (loss) income attributable to redeemable noncontrolling interests	(370)	221
Change from securities and cash flow hedging activities attributable to redeemable noncontrolling interests	284	103
Redemption value allocation adjustment to redeemable noncontrolling interests (3)	2,354	682
Ending balance	$18,130	$8,994

(1)	The 2021 performance participation allocation in the amount of $15.3 million became payable on December 31, 2021, and was issued as 1.9 million Class I OP Units in January 2022. At the direction of the Advisor and in light of our Former Sponsor having been the holder of a separate series of partnership interests in the Operating Partnership with special distribution rights (the “Special Units”) for the first six months of 2021, the holder of the Special Units designated 465,000 of these Class I OP Units to an entity owned indirectly by our Chairman at the time, Mr. Mulvihill, and 465,000 of these Class I OP Units to an entity owned indirectly by a member of our Former Sponsor. The holder of the Special Units transferred 945,000 Class I OP Units to the Advisor thereafter. The 2020 performance participation allocation in the amount of $4.6 million became payable to the Former Sponsor, as the former holder of the Special Units, on December 31, 2020. At the Former Advisor’s election, it was paid in the form of Class I OP Units valued at $4.6 million (based on the NAV per unit as of December 31, 2020), which were issued to the Former Sponsor in January 2021 and subsequently transferred to its members or their affiliates.
(2)	At the request of the Advisor, the Operating Partnership redeemed all Class I OP Units issued to the Advisor in January 2022 for $7.7 million.
(3)	Represents the adjustment recorded in order to mark to the redemption value, which is equivalent to fair value, at the end of the measurement period.

12. NONCONTROLLING INTERESTS

OP Units

As of December 31, 2022 and 2021, the Operating Partnership had issued OP Units to third-party investors, representing 20.9% and 13.7%, respectively, of limited partnership interests (excludes interests held by redeemable noncontrolling interest holders). OP Units held by third-party investors are made up of Class E, Class T, Class S, and Class I OP Units.

The following table summarizes the number of OP Units issued and outstanding to third-party investors:

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Balance at beginning of period	27,180	12,982	10,286
Issuance of units	28,821	14,974	3,766
Redemption of units	(922)	(776)	(1,070)
Balance at end of period	55,079	27,180	12,982

Subject to certain restrictions and limitations, the holders of OP Units may redeem all or a portion of their OP Units for either: shares of the equivalent class of common stock, cash or a combination of both. If we elect to redeem OP Units for shares of our common stock, we will generally deliver one share of our common stock for each such OP Unit redeemed (subject to any redemption fees withheld), and such shares may, subsequently, only be redeemed for cash in accordance with the terms of our share redemption program. If we elect to redeem OP Units for cash, the cash delivered will equal the then-current NAV per unit of the applicable class of OP Units (subject to any redemption fees withheld), which will equal the then-current NAV per share of our corresponding class of shares. During the years ended December 31, 2022, 2021 and 2020, the aggregate amount of OP Units redeemed was $7.9 million, $6.0 million, and $8.0 million, respectively. The estimated maximum redemption value (unaudited) as of December 31, 2022 and 2021 was $488.3 million and $228.3 million, respectively.

13. RELATED PARTY TRANSACTIONS

We rely on the Advisor, a related party, to manage our day-to-day activities and to implement our investment strategy pursuant to the terms of the Advisory Agreement, by and among us, the Operating Partnership and the Advisor. The current term of the Advisory Agreement ends April 30, 2023, subject to renewals by our board of directors for an unlimited number of successive one-year periods. The Dealer Manager, which is also a related party, provides dealer manager services in connection with our public offerings pursuant to the terms of the fourth amended and restated dealer manager agreement, effective December 1, 2021 (the “Dealer Manager Agreement”) by and among us, the Advisor and the Dealer Manager. On July 1, 2021, Ares closed on the acquisition of Black Creek Group’s U.S. real estate investment advisory and distribution business, including our Former Advisor (the “Transaction”). On the same date, our Former Advisor assigned the advisory agreement to our New Advisor. Ares did not acquire the Former Sponsor, and we now consider the Ares real estate group to be our sponsor. Prior to the Transaction, the Former Sponsor, which owned the Former Advisor, was directly or indirectly majority owned by the estate of John A. Blumberg, James R. Mulvihill and Evan H. Zucker and/or their affiliates. The Dealer Manager was also directly or indirectly majority owned, controlled and/or managed by the estate of Mr. Blumberg, Mr. Mulvihill and/or Mr. Zucker and/or their affiliates. Presently, following the Transaction, the Advisor and the Dealer Manager are directly or indirectly majority owned, controlled and/or managed by Ares. The Advisor, the Sponsor and the Dealer Manager receive compensation from us in the form of fees and expense reimbursements for certain services relating to our public offerings and for the investment and management of our assets and our other activities and operations.

Advisory Agreement, Dealer Manager Agreement and Operating Partnership Agreement

The following is a description of the fees and expense reimbursements payable to the Advisor and the Dealer Manager. This summary does not purport to be a complete summary of the Advisory Agreement; the Dealer Manager Agreement; and the Partnership Agreement, and is qualified in its entirety by reference to such agreements, which are incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 20, 2023.

Selling Commissions, Dealer Manager Fees and Distribution Fees. We pay the Dealer Manager upfront selling commissions with respect to Class T and Class S shares sold in the primary offering and dealer manager fees with respect to Class T shares sold in the primary offering. The upfront selling commissions and dealer manager fees are calculated as a percentage of the transaction price (generally equal to the most recent monthly NAV per share) at the time of purchase of such shares. All or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed to, participating broker dealers. In addition, the Dealer Manager is entitled to receive ongoing distribution fees based on the NAV of all outstanding Class T, Class S and Class D shares, including shares issued under our distribution reinvestment plan. The distribution fees will be payable monthly in arrears and will be paid on a continuous basis from year to year. The Dealer Manager will reallow all or a portion of the distribution fees to participating broker dealers and broker dealers servicing accounts of investors who own Class T, Class S, and/or Class D shares. The following table details the selling commissions, dealer manager fees and distribution fees applicable for each share class.

	Class T	Class S	Class D	Class I
Selling commissions (as % of transaction price)	up to 3.00%	up to 3.50%	—%	—%
Dealer manager fees (as % of transaction price)	0.50%	—%	—%	—%
Distribution fees (as % of NAV per annum)	0.85%	0.85%	0.25%	—%

We will cease paying the distribution fees with respect to individual Class T, Class S and Class D shares when they are no longer outstanding, including as a result of a conversion to Class I shares. Each Class T, Class S or Class D share held within a stockholder’s account shall automatically and without any action on the part of the holder thereof convert into a number of Class I shares at the applicable conversion rate on the earliest of: (i) a listing of any shares of our common stock on a national securities exchange; (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets; and (iii) the end of the month in which the Dealer Manager, in conjunction with our transfer agent, determines that the total upfront selling commissions, upfront dealer manager fees and ongoing distribution fees paid with respect to all shares of such class held by such stockholder within such account (including shares purchased through the distribution reinvestment plan or received as stock dividends) equals or exceeds 8.75% (or a lower limit set forth in any applicable agreement between the Dealer Manager and a participating broker dealer, provided that the Dealer Manager advises our transfer agent of the lower limit in writing) of the aggregate purchase price of all shares of such class held by such stockholder within such account and purchased in a primary offering.

Additional Underwriting Compensation and Primary Dealer Fee. We pay directly, or reimburse the Advisor and the Dealer Manager if they pay on our behalf, certain additional items of underwriting compensation, including legal fees of the Dealer Manager, costs reimbursement for registered representatives of participating broker-dealers to attend educational conferences sponsored by us or the Dealer Manager, attendance fees for registered persons associated with the Dealer Manager to attend seminars conducted by participating broker-dealers, and promotional items. In addition to this additional underwriting compensation, the Advisor may also pay the Dealer Manager additional amounts to fund certain of the Dealer Manager’s costs and expenses related to the distribution of our public offering, which will not be reimbursed by us. Also, the Dealer Manager may pay supplemental fees or commissions to participating broker-dealers and servicing broker-dealers with respect to Class I shares sold in the primary offering, which will not be reimbursed by us. Through June 30, 2017, we paid to the Dealer Manager primary dealer fees in the amount of 5.0% of the gross proceeds raised from certain sales of Class I shares in the primary offering. We currently do not intend to pay additional primary dealer fees in our public offerings.

Organization and Offering Expense Reimbursement. We pay directly or reimburse the Advisor and the Dealer Manager if they pay on our behalf, any issuer organization and offering expenses (meaning organization and offering expenses other than underwriting compensation) as and when incurred. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, the Advisor has agreed to reimburse us to the extent that total cumulative organization and offering expenses (including underwriting compensation) that we incur exceed 15% of our gross proceeds from the applicable offering.

Advisory Fee and Operating Expense Reimbursement. The advisory fee consists of a fixed component and a performance participation allocation. The fixed component of the advisory fee includes a fee that will be paid monthly to the Advisor for asset management services provided to on our behalf. The following table details the fixed component of the advisory fee:

Fixed Component
% of applicable monthly NAV per Fund Interest (as defined below) x the weighted-average number of Fund Interests for such month (per annum)	1.10%
% of consideration received by us or our affiliates for selling interests in DST Properties (as defined in “Note 7”) to third-party investors, net of up-front fees and expense reimbursements payable out of gross sale proceeds from the sale of such interests	1.10%

The performance participation allocation is a performance-based amount that will be paid to the Advisor. This amount is calculated on the basis of the overall investment return provided to holders of Fund Interests (i.e., our outstanding shares and OP Units held by third-party investors) in any calendar year such that the Advisor will receive the lesser of (1) 12.5% of (a) the annual total return amount less (b) any loss carryforward, and (2) the amount equal to (x) the annual total return amount, less (y) any loss carryforward, less (z) the amount needed to achieve an annual total return amount equal to 5% of the NAV per Fund Interest at the beginning of such year (the “Hurdle Amount”). The foregoing calculations are calculated on a per Fund Interest basis and multiplied by the weighted-average Fund Interests outstanding during the year. In no event will the performance participation allocation be less than zero. Accordingly, if the annual total return amount exceeds the Hurdle Amount plus the amount of any loss carryforward, then the Advisor will earn a performance participation allocation equal to 100% of such excess, but limited to 12.5% of the annual total return amount that is in excess of the loss carryforward. The “annual total return amount” referred to above means all distributions paid or accrued per Fund Interest plus any change in NAV per Fund Interest since the end of the prior calendar year, adjusted to exclude the negative impact on annual total return resulting from our payment or obligation to pay, or distribute, as applicable, the performance participation allocation as well as ongoing distribution fees (i.e., our ongoing class-specific fees). The “loss carryforward” referred to above will track any negative annual total return amounts from prior years and offset the positive annual total return amount for purposes of the calculation of the performance participation allocation. The loss carryforward is zero as of December 31, 2022. Additionally, the Advisor will provide us with a waiver of a portion of its fees generally equal to the amount of the performance participation allocation that would have been payable with respect to the Class E shares and the Series 1 Class E OP Units held by third parties until the NAV of such shares or units exceeds $10.00 a share or unit, the benefit of which will be shared among all holders of Fund Interests. As of December 31, 2022, all of the Class E OP Units issued and outstanding to third-party investors are Series 1 Class E OP Units. Refer to “Note 12” for detail regarding the Class E OP Units.

On January 1, 2019, we, our Operating Partnership, and the Advisor amended the advisory agreement and limited partnership agreement of the Operating Partnership. The Operating Partnership also issued to Black Creek Diversified Property Advisors Group LLC (“BCDPAG”), for $1,000 in consideration, 100 partnership units in the Operating Partnership constituting a separate series of partnership interests with special distribution rights, or the “Special Units.” On July 1, 2021, these Special Units were transferred from BCDPAG to our New Advisor. Subsequently, these Special Units were transferred from our New Advisor to an affiliate of the New Advisor.

These agreements were amended, and the Special Units were issued, so that, at the election of the holder, the performance participation allocation previously payable to the Advisor may be paid instead to the holder of the Special Units as a performance participation allocation with respect to the Special Units. If the holder does not elect on or before the first day of a calendar year to have the performance participation allocation paid as a fee to the Advisor, then it will be paid as a distribution on the performance participation interest to the holder of the Special Units. In such case, the performance participation allocation will be payable in cash or Class I OP Units, at the election of the holder. If the holder elects to receive such distributions in Class I OP Units, the number of Class I OP Units to be issued to the holder will be determined by dividing an amount equal to the value of the performance participation allocation by the net asset value per Class I OP Unit as of the date of the distribution. The holder of the Special Units may request the Operating Partnership to repurchase such OP Units from the holder at a later date. Any such repurchase requests will normally not be subject to any holding period, early redemption deduction, volume limitations or other restrictions that apply to other holders of OP Units under the limited partnership agreement of the Operating Partnership or to our stockholders under our share redemption program. However, certain restrictions on redemption may apply if certain liquidity requirements are not met. In addition, in the event the Operating Partnership commences a liquidation of its assets during any calendar year, the holder of the Special Units will be distributed the performance participation allocation as its liquidation distribution, or the Advisor will receive payment of the performance participation allocation, as applicable, prior to the distribution of the remaining liquidation proceeds to the holders of OP Units.

The Special Units do not receive Operating Partnership distributions or allocations except as described above. Holders of Special Units do not share in distributions paid to holders of common OP Units and are not allocated income or losses of the Operating Partnership except to the extent of taxable income allocated to them in their capacity as holders of the Special Units.

Subject to certain limitations, we reimburse the Advisor or its affiliates for all of the costs they incur in connection with the services they provide to us under the Advisory Agreement, including, without limitation, our allocable share of the Advisor’s overhead, which includes but is not limited to the Advisor’s rent paid to both third parties and affiliates of the Advisor, utilities and personnel costs; provided, that we will not reimburse the Advisor or its affiliates for services for which the Advisor or its affiliates are entitled to compensation in the form of a separate fee, and commencing as of September 1, 2017, we will not reimburse the Advisor for compensation it pays to our named executive officers, unless the named executive officer is providing stockholder services.

Acquisition Expense Reimbursements. Pursuant to the Advisory Agreement, subject to certain limitations, we agreed to reimburse the Advisor for all acquisition expenses incurred on our behalf in connection with the selection and acquisition of properties, real estate-related assets, and other investments, whether or not such investments are acquired. As these expense reimbursements were not directly attributable to a specified property, they were expensed as incurred on the consolidated statements of operations.

Fees from Other Services. We retain certain of the Advisor’s affiliates, from time to time, for services relating to our investments or our operations, which may include property management services, leasing services, corporate services, statutory services, transaction support services, construction and development management, and loan management and servicing, and within one or more such categories, providing services in respect of asset and/or investment administration, accounting, technology, tax preparation, finance, treasury, operational coordination, risk management, insurance placement, human resources, legal and compliance, valuation and reporting-related services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, property, title and/or other types of insurance, management consulting and other similar operational matters. Any fees paid to the Advisor’s affiliates for any such services will not reduce the advisory fees. Per the terms of the agreement, any such arrangements will be at market rates or a reimbursement of costs incurred by the affiliate in providing the services.

Property-Level Accounting Services. Pursuant to the Advisory Agreement effective as of May 1, 2022, we have agreed to pay the Advisor a property accounting fee in connection with providing services related to accounting for real property operations, including the maintenance of the real property’s books and records in accordance with GAAP and our policies, procedures, and internal controls, in a timely manner, and the processing of real property-related cash receipts and disbursements. The property accounting fee is equal to the difference between: (i) the property management fee charged with respect to each real property, which reflects the market rate for all real property management services, including property-level accounting services, based on rates charged for similar properties within the region or market in which the real property is located, and (ii) the amount paid to third-party property management firms for property management services, which fee is based on an arm’s length negotiation with a third party property management service provider (the difference between (i) and (ii), the “property accounting fee”).

DST Program

DST Program Dealer Manager Fees. In connection with the DST Program, as described in “Note 7,” Ares Diversified Real Estate Exchange LLC (“ADREX,” formerly known as Black Creek Exchange LLC), a wholly-owned subsidiary of our taxable REIT subsidiary that is wholly-owned by the Operating Partnership, entered into a dealer manager agreement with the Dealer Manager, pursuant to which the Dealer Manager agreed to conduct the private placements for interests reflecting an indirect ownership of up to $1.0 billion of interests. The Advisor, Dealer Manager and certain of their affiliates receive fees and reimbursements in connection with their roles in the DST Program, which costs are substantially funded by the private investors in that program, through fees and expenses paid by the investors at the time of investment, or deductions from distributions paid to such investors.

ADREX will pay certain up-front fees and reimburse certain related expenses to the Dealer Manager with respect to capital raised through the DST Program. ADREX is obligated to pay the Dealer Manager a dealer manager fee of up to 1.5% of gross equity proceeds raised and a commission of up to 5.0% of gross equity proceeds raised through the private placements. In addition, with respect to certain classes of interests (or the corresponding classes of OP Units or shares for which they may be exchanged in certain circumstances) we, the Operating Partnership or ADREX will pay the Dealer Manager ongoing fees in amounts up to 0.85% of the equity investment or net asset value thereof per year for Class T, Class S, and Class D OP Units. The Dealer Manager may re-allow such commissions, ongoing fees and a portion of such dealer manager fees to participating broker dealers. In addition, pursuant to the dealer manager agreement for the DST Program, we, or our subsidiaries, are obligated to reimburse the Dealer Manager for (a) customary travel, lodging, meals and reasonable entertainment expenses incurred in connection with the private placements; (b) costs and expenses of conducting educational conferences and seminars, attending broker-dealer sponsored conferences, or educational conferences sponsored by ADREX; (c) customary promotional items; and (d) legal fees of the Dealer Manager.

Pursuant to the Advisory Agreement, DST Properties are included when calculating the fixed advisory fee and the performance participation allocation due to the Advisor. Furthermore, because the Advisor funds certain Dealer Manager personnel costs that are not reimbursed under the DST Program dealer manager agreement, we have also agreed to pay the Advisor a fee equal to the fee paid by DST Program investors for these costs, which is up to 1.5% of the total equity amount paid for the interests.

DST Manager Fees. ADREX Manager LLC (formerly known as BC Exchange Manager LLC, the “DST Manager”), a wholly owned subsidiary of the Operating Partnership, acts, directly or through a wholly-owned subsidiary, as the manager of each Delaware statutory trust holding a DST Property, but has assigned all of its rights and obligations as manager (including fees and reimbursements received) to BC Exchange Advisor LLC (“DST Advisor”), an affiliate of the Advisor. While the intention is to sell 100% of the interests to third parties, ADREX may hold an interest for a period of time and therefore could be subject to the following description of fees and reimbursements paid to the DST Manager. The DST Manager will have primary responsibility for performing administrative actions in connection with the trust and any DST Property and has the sole power to determine when it is appropriate for a trust to sell a DST Property. For its services, DST Advisor will receive, through the DST Manager, (i) a management fee equal to a stated percentage (e.g., 1.0%) of the gross rents payable to the trust, with such amount to be set on a deal-by-deal basis, (ii) a loan fee of up to 1.0% for any financing provided by us in connection with the DST Program (in which case a subsidiary of ours would provide the debt financing and earn interest thereon, as discussed further below), (iii) reimbursement of certain expenses associated with the establishment, maintenance and operation of the trust and DST Properties and the sale of any DST Property to a third party, and (iv) up to 1.0% of the gross equity proceeds as compensation for developing and maintaining the DST Program technology and intellectual property. Furthermore, to the extent that the Operating Partnership exercises its fair market value purchase option to acquire the interests from the investors at a later time in exchange for OP Units, and such investors subsequently submit such OP Units for redemption pursuant to the terms of the Operating Partnership, a redemption fee of up to 1.0% of the amount otherwise payable to a limited partner upon redemption will be paid to DST Manager (or such other amount as may be set forth in the applicable DST Program offering documents).

In connection with the DST Program, ADREX maintains a loan program and may, upon request, provide DST Program Loans to certain purchasers of the interests in the Delaware statutory trusts to finance a portion of the purchase price payable upon their acquisition of such DST Interests (the “Purchase Price”). The DST Program Loans are made by a subsidiary of ours (the “DST Lender”). The DST Program Loans may differ in original principal amounts. The original principal amount of the DST Program Loans expressed as a percentage of the total Purchase Price for the applicable DST Interests may also vary, but no DST Program Loan to any purchaser will exceed 50% of the Purchase Price paid by such purchaser for its DST Interest in the Trust, excluding the amount of the Origination Fee, as hereinafter defined. Each purchaser that elects to obtain a DST Program Loan, will pay an origination fee to the DST Manager equal to up to 1.0% of the original principal amount of its DST Program Loan (the “Origination Fee”) upon origination of such DST Program Loan, which Origination Fee will be assigned by the DST Manager to an affiliate of the Advisor. The purchaser will be required to represent, among other things, that no portion of the Purchase Price for its DST Interest and no fee paid in connection with the acquisition of its DST Interest (including, without limitation, the Origination Fee) has been or will be funded with any nonrecourse indebtedness other than the DST Program Loan.

Summary of Fees and Expenses

The table below summarizes the fees and expenses incurred by us for services provided by the Advisor and its affiliates, and by the Dealer Manager related to the services described above, and any related amounts payable:

	For the Year Ended December 31,			Payable as of December 31,
(in thousands)	2022	2021	2020	2022	2021
Selling commissions and dealer manager fees (1)	$4,289	$2,656	$1,498	$—	$—
Ongoing distribution fees (1)(2)	6,800	3,206	2,024	748	394
Advisory fees—fixed component	33,747	21,433	17,211	2,868	2,094
Performance participation allocation (3)	23,747	15,327	4,608	23,747	15,327
Other expense reimbursements—Advisor (4)(5)	11,346	11,070	10,002	4,192	1,443
Other expense reimbursements—Dealer Manager	372	376	516	109	—
Property accounting fee (6)	1,289	—	—	478	—
DST Program selling commissions, dealer manager and distribution fees (1)	22,467	9,871	4,097	241	219
Other DST Program related costs—Advisor (5)	14,860	6,318	4,085	146	87
Total	$118,917	$70,257	$44,041	$32,529	$19,564

(1)	All or a portion of these amounts will be retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers.
(2)	The distribution fees are payable monthly in arrears. Additionally, we accrue for future estimated amounts payable related to ongoing distribution fees. The future estimated amounts payable of approximately $60.9 million and $34.1 million as of December 31, 2022 and 2021, respectively, are included in other liabilities on the consolidated balance sheets.
(3)	The allocation of the performance participation interest is ultimately determined at the end of each calendar year and will be paid in Class I OP Units or cash, at the election of the Advisor. As the performance hurdle was achieved as of both December 31, 2022 and 2021, we recognized approximately $23.7 million and $15.3 million for the years ended December 31, 2022 and 2021, respectively, of performance participation allocation expense in our consolidated statements of operations.
(4)	Other expense reimbursements include certain expenses incurred for organization and offering, acquisition and general administrative services provided to us under the advisory agreement, including, but not limited to, certain expenses described below after footnote 6, allocated rent paid to both third parties and affiliates of our Advisor, equipment, utilities, insurance, travel and entertainment.
(5)	Includes costs reimbursed to the Advisor related to the DST Program.
(6)	The cost of the property management fee, including the property accounting fee, is generally borne by the tenant or tenants at each real property, either via a direct reimbursement to us or, in the case of tenants subject to a gross lease, as part of the lease cost. In certain circumstances, we may pay for a portion of the property management fee, including the property accounting fee, without reimbursement from the tenant or tenants at a real property.

Certain of the expense reimbursements described in the table above include a portion of the compensation expenses of officers and employees of the Advisor or its affiliates related to activities for which the Advisor did not otherwise receive a separate fee. Amounts incurred related to these compensation expenses for the years ended December 31, 2022, 2021 and 2020, were approximately $10.7 million, $9.8. million and $8.0 million, respectively. No reimbursement is made for compensation of our named executive officers unless the named executive officer is providing stockholder services, as outlined in the Advisory Agreement.

Transactions with Affiliates

We initially contributed $2,000 into the Operating Partnership in exchange for 200 OP Units, representing the sole general partner interest in the Operating Partnership. Subsequently, we contributed 100% of the gross proceeds received from our public offerings of common stock to the Operating Partnership in exchange for OP Units representing our interest as a limited partner of the Operating Partnership. As of December 31, 2022 and 2021, we held a 78.3% and 85.7%, respectively, limited partnership interest in the Operating Partnership. The remaining limited partnership interests in the Operating Partnership are held by third-party investors, which are classified as noncontrolling interests on the consolidated balance sheets. See “Note 12” for detail regarding our noncontrolling interests.

14. NET INCOME (LOSS) PER COMMON SHARE

The computation of our basic and diluted net income (loss) per share attributable to common stockholders is as follows:

	For the Year Ended December 31,
(in thousands, except per share data)	2022	2021	2020
Net (loss) income attributable to common stockholders—basic	$(39,979)	$30,754	$(14,914)
Net (loss) income attributable to redeemable noncontrolling interests	(370)	221	(54)
Net (loss) income attributable to noncontrolling interests	(9,314)	3,565	(1,091)
Net (loss) income attributable to common stockholders—diluted	$(49,663)	$34,540	$(16,059)
Weighted-average shares outstanding—basic	194,039	154,767	142,268
Incremental weighted-average shares effect of conversion of noncontrolling interests	39,265	19,563	11,784
Weighted-average shares outstanding—diluted	233,304	174,330	154,052
Net (loss) income per share attributable to common stockholders:
Basic	$(0.21)	$0.20	$(0.10)
Diluted	$(0.21)	$0.20	$(0.10)

15. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information and disclosure of non-cash investing and financing activities is as follows:

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Interest paid related to consolidated indebtedness	$53,889	$28,403	$29,877
Interest paid related to DST Program	42,008	26,666	16,540
Distributions reinvested in common stock	29,442	23,197	21,278
Change in accrued future ongoing distribution fees	26,855	18,576	1,019
Increase in DST Program Loans receivable through DST Program capital raising	51,496	25,978	26,486
Redeemable noncontrolling interest issued as settlement of performance participation allocation	15,327	4,608	3,776
Mortgage notes assumed on real estate acquisitions at fair value	—	125,887	13,472
Issuances of OP Units for DST Interests	252,578	115,653	28,266

Restricted Cash

Restricted cash consists of lender and property-related escrow accounts. The following table presents the components of the beginning of period and end of period cash, cash equivalents and restricted cash reported within the consolidated statements of cash flows:

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Beginning of period:
Cash and cash equivalents	$10,605	$11,266	$97,772
Restricted cash	3,747	10,468	10,010
Cash, cash equivalents and restricted cash	$14,352	$21,734	$107,782
End of period:
Cash and cash equivalents	$13,336	$10,605	$11,266
Restricted cash	3,850	3,747	10,468
Cash, cash equivalents and restricted cash	$17,186	$14,352	$21,734

16. COMMITMENTS AND CONTINGENCIES

Litigation

We and the Operating Partnership are not presently involved in any material litigation nor, to our knowledge, is any material litigation threatened against us or our investments.

Environmental Matters

A majority of the properties we acquire have been or will be subject to environmental reviews either by us or the previous owners. In addition, we may incur environmental remediation costs associated with certain land parcels we may acquire in connection with the development of land. We have or may acquire certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous materials. We may purchase various environmental insurance policies to mitigate our exposure to environmental liabilities. We are not aware of any environmental liabilities that we believe would have a material adverse effect on our business, financial condition, or results of operations as of December 31, 2022.

17. SEGMENT FINANCIAL INFORMATION

Our four reportable segments are office, retail, residential and industrial. Factors used to determine our reportable segments include the physical and economic characteristics of our properties and the related operating activities. Our chief operating decision makers rely on net operating income, among other factors, to make decisions about allocating resources and assessing segment performance. Net operating income is the key performance metric that captures the unique operating characteristics of each segment. Net investment in real estate properties, restricted cash, tenant receivables, straight-line rent receivables, and other assets directly assignable to a property are allocated to the segment groupings. Corporate items that are not directly assignable to a property, such as investments in unconsolidated joint venture partnerships, investments in real estate-related securities, debt-related investments and DST Program Loans, are not allocated to segment groupings, but are reflected as reconciling items.

The following table reflects our total consolidated assets by business segment as of December 31, 2022 and 2021:

	As of December 31,
(in thousands)	2022	2021 (1)
Assets:
Office properties	$377,546	$335,811
Retail properties	537,147	639,584
Residential properties	1,495,532	837,491
Industrial properties	1,248,255	826,353
Corporate	516,244	351,732
Total assets	$4,174,724	$2,990,971

(1)	As of December 31, 2021, amounts held for sale are included in the corporate grouping. Refer to “Note 4” for further detail.

The following table is a reconciliation of our reported net income (loss) attributable to common stockholders to our net operating income for the years ended December 31, 2022, 2021 and 2020.

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Net (loss) income attributable to common stockholders	$(39,979)	$30,754	$(14,914)
Debt-related income	(9,989)	(9,174)	(2,347)
Real estate-related depreciation and amortization	134,617	74,415	62,923
General and administrative expenses	10,570	8,797	7,548
Advisory fees	33,747	21,433	17,211
Performance participation allocation	23,747	15,327	4,608
Acquisition costs and reimbursements	5,427	2,636	1,108
Litigation expense	—	—	2,500
Impairment of real estate property	—	758	—
Credit loss expense	1,799	—	—
Equity in income from unconsolidated joint venture partnerships	(2,970)	(114)	—
Interest expense	140,406	70,494	58,747
Gain on sale of real estate property	(94,827)	(77,857)	(13,335)
(Gain) loss on derivative instruments	(4,723)	(71)	13
Other income	(2,860)	(1,781)	(1,050)
Net (loss) income attributable to redeemable noncontrolling interests	(370)	221	(54)
Net (loss) income attributable to noncontrolling interests	(9,314)	3,565	(1,091)
Net operating income	$185,281	$139,403	$121,867

The following table sets forth consolidated financial results by segment for the years ended December 31, 2022, 2021 and 2020:

(in thousands)	Office	Retail	Residential	Industrial	Consolidated
2022
Rental revenues	$52,427	$64,039	$98,524	$74,244	$289,234
Rental expenses	(25,273)	(17,080)	(44,292)	(17,308)	(103,953)
Net operating income	$27,154	$46,959	$54,232	$56,936	$185,281
Real estate-related depreciation and amortization	$15,951	$17,370	$47,696	$53,600	$134,617
2021
Rental revenues	$64,290	$72,102	$31,023	$41,761	$209,176
Rental expenses	(28,280)	(18,693)	(13,387)	(9,413)	(69,773)
Net operating income	$36,010	$53,409	$17,636	$32,348	$139,403
Real estate-related depreciation and amortization	$19,875	$19,485	$11,062	$23,993	$74,415
2020
Rental revenues	$69,110	$71,244	$20,424	$23,467	$184,245
Rental expenses	(30,355)	(17,568)	(9,448)	(5,007)	(62,378)
Net operating income	$38,755	$53,676	$10,976	$18,460	$121,867
Real estate-related depreciation and amortization	$21,130	$19,795	$9,762	$12,236	$62,923

We consider net operating income to be an appropriate supplemental performance measure and believe net operating income provides useful information to our investors regarding our financial condition and results of operations because net operating income reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, impairment charges, interest expense, gains on sale of properties, other income and expense, gains and losses on the extinguishment of debt and noncontrolling interests. However, net operating income should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our net operating income may not be comparable to that of other real estate companies, as they may use different methodologies for calculating net operating income. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance.

18. SUBSEQUENT EVENTS

Subsequent to December 31, 2022, we sold a portion of one retail property for a contractual sale price of $55.5 million. Our accounting basis (net of accumulated depreciation and amortization) for this real estate property as of the closing date was approximately $16.5 million.

ARES REAL ESTATE INCOME TRUST INC.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

As of December 31, 2022

				Initial Cost to Company				Gross Amount Carried at December 31, 2022
							Cost
							Capitalized or
					Buildings and		Adjustments		Buildings and		Accumulated
		No. of			Improvements		Subsequent to		Improvements	Total Costs	Depreciation		Depreciable Life
($ in thousands)	Location	Buildings	Debt (1)	Land	(2)	Total Costs	Acquisition (4)	Land	(2)	(3, 4)	(4, 5)	Acquisition Date	(Years)
Office properties:
Bala Pointe	Bala Cynwyd, PA	1	$—	$10,115	$27,516	$37,631	$14,536	$10,115	$42,052	$52,167	$(25,419)	8/28/2006	1-40
1300 Connecticut	Washington, DC	1	—	25,177	41,250	66,427	12,516	25,177	53,766	78,943	(31,583)	3/10/2009	2-40
CityView	Austin, TX	4	—	4,606	65,250	69,856	10,385	4,606	75,635	80,241	(24,756)	4/24/2015	1-40
Eden Prairie	Eden Prairie, MN	1	—	3,538	25,865	29,403	1,262	3,538	27,127	30,665	(13,388)	10/3/2008	5-40
Preston Sherry Plaza	Dallas, TX	1	—	7,500	22,303	29,803	14,905	7,500	37,208	44,708	(19,518)	12/16/2009	1-40
3 Second Street	Jersey City, NJ	1	127,000	16,800	193,742	210,542	48,411	16,800	242,153	258,953	(119,117)	6/25/2010	3-40
350 Carter Road	Princeton, NJ	1	—	3,966	28,670	32,636	1,500	3,966	30,170	34,136	(743)	4/27/2022	13-40
107 Morgan Lane	Plainsboro, NJ	1	—	1,589	10,680	12,269	119	1,589	10,799	12,388	(80)	10/28/2022	10-40
Total office properties		11	$127,000	$73,291	$415,276	$488,567	$103,634	$73,291	$518,910	$592,201	$(234,604)

Retail properties:
Beaver Creek	Apex, NC	1	$—	$12,426	$31,375	$43,801	$739	$9,955	$34,585	$44,540	$(14,953)	5/11/2007	1-40
Sandwich	Sandwich, MA	1	—	7,380	25,778	33,158	874	7,380	26,652	34,032	(12,239)	8/1/2007	1-40
Wareham	Wareham, MA	1	—	12,972	27,030	40,002	3,841	12,972	30,871	43,843	(15,204)	8/1/2007	1-40
Hyannis	Hyannis, MA	1	—	10,405	917	11,322	—	10,405	917	11,322	(767)	8/1/2007	18-68
Meriden	Meriden, CT	1	—	6,560	22,014	28,574	—	6,560	22,014	28,574	(10,310)	8/1/2007	13-43
Whitman 475 Bedford Street	Whitman, MA	1	—	3,610	11,682	15,292	—	3,610	11,682	15,292	(5,711)	8/1/2007	16-56
New Bedford	New Bedford, MA	1	4,561	3,790	11,152	14,942	—	3,790	11,152	14,942	(5,053)	10/18/2007	22-40
270 Center	Washington, DC	1	70,000	19,779	42,515	62,294	5,062	19,781	47,575	67,356	(21,332)	4/6/2009	1-40
Springdale	Springfield, MA	1	—	11,866	723	12,589	9	11,866	732	12,598	(726)	2/18/2011	6-62
Saugus	Saugus, MA	1	—	3,783	9,713	13,496	470	3,783	10,183	13,966	(5,572)	3/17/2011	3-40
Salt Pond	Narragansett, RI	2	—	8,759	40,233	48,992	2,336	8,759	42,569	51,328	(13,018)	11/4/2014	1-40
South Cape	Mashpee, MA	6	—	9,936	27,552	37,488	5,211	10,307	32,392	42,699	(9,139)	3/18/2015	1-40
Shenandoah	Davie, FL	3	—	10,501	27,397	37,898	499	10,501	27,896	38,397	(7,692)	8/6/2015	1-40
Chester Springs	Chester, NJ	4	—	7,376	51,155	58,531	7,429	7,376	58,584	65,960	(16,247)	10/8/2015	1-40
Yale Village	Tulsa, OK	4	—	3,492	30,655	34,147	1,849	3,492	32,504	35,996	(8,258)	12/9/2015	3-40
Suniland Shopping Center	Pinecrest, FL	4	—	34,804	33,902	68,706	1,715	34,804	35,617	70,421	(9,922)	5/27/2016	1-40
Village at Lee Branch	Birmingham, AL	2	—	10,476	32,461	42,937	1,338	10,476	33,799	44,275	(5,495)	1/29/2020	1-40
Barrow Crossing	Bethlehem, GA	5	—	5,539	50,208	55,747	467	5,539	50,675	56,214	(5,436)	6/22/2021	1-40
Total retail properties		40	$74,561	$183,454	$476,462	$659,916	$31,839	$181,356	$510,399	$691,755	$(167,074)

				Initial Cost to Company				Gross Amount Carried at December 31, 2022
							Cost
							Capitalized or
					Buildings and		Adjustments		Buildings and		Accumulated
		No. of			Improvements		Subsequent to		Improvements	Total Costs	Depreciation		Depreciable Life
($ in thousands)	Location	Buildings	Debt (1)	Land	(2)	Total Costs	Acquisition (4)	Land	(2)	(3, 4)	(4, 5)	Acquisition Date	(Years)
Residential properties:
The Daley	Rockville, MD	4	$62,000	$15,139	$80,500	$95,639	$838	$15,139	$81,338	$96,477	$(9,632)	7/2/2019	1-40
Juno Winter Park	Winter Park, FL	1	—	9,129	75,420	84,549	527	9,129	75,947	85,076	(7,940)	7/9/2019	1-40
Perimeter	Sandy Springs, GA	1	—	17,407	99,763	117,170	476	17,407	100,239	117,646	(10,264)	12/19/2019	1-40
The Palms	Davie, FL	15	—	18,737	60,475	79,212	2,862	18,737	63,337	82,074	(5,314)	11/3/2020	1-40
oLiv Tucson	Tucson, AZ	1	80,600	—	128,659	128,659	76	—	128,735	128,735	(5,323)	10/20/2021	1-40
Arabelle Clearwater	Clearwater, FL	10	—	11,633	104,719	116,352	54	11,633	104,773	116,406	(4,175)	11/30/2021	1-40
Arabelle Riverwalk	Tampa Bay, FL	1	117,063	20,005	214,045	234,050	160	20,005	214,205	234,210	(8,319)	12/28/2021	1-40
Skye 750	King of Prussia, PA	1	—	12,535	80,310	92,845	75	12,535	80,385	92,920	(3,234)	1/5/2022	1-40
Arabelle City Center	Pembroke, FL	11	—	15,776	141,006	156,782	1,285	15,776	142,291	158,067	(4,596)	4/12/2022	1-40
Dallas Cityline	Richardson, TX	1	—	6,281	104,812	111,093	155	6,281	104,967	111,248	(3,451)	4/13/2022	1-40
Dallas Wycliff	Dallas, TX	3	—	14,021	80,062	94,083	305	14,021	80,367	94,388	(2,801)	4/13/2022	1-40
Dallas Maple District	Dallas, TX	2	—	14,725	78,364	93,089	237	14,725	78,601	93,326	(2,721)	4/13/2022	1-40
San Vance	San Antonio, TX	14	—	8,860	68,726	77,586	141	8,860	68,867	77,727	(2,539)	4/13/2022	1-40
San Stone Oak	San Antonio, TX	15	—	4,569	68,036	72,605	173	4,569	68,209	72,778	(2,389)	4/13/2022	1-40
Total residential properties		80	$259,663	$168,817	$1,384,897	$1,553,714	$7,364	$168,817	$1,392,261	$1,561,078	$(72,698)

Industrial properties:
Vasco Road	Livermore, CA	1	$17,435	$4,880	$12,019	$16,899	$(60)	$4,880	$11,959	$16,839	$(3,168)	7/21/2017	3-40
Northgate	North Las Vegas, NV	1	22,605	3,940	20,715	24,655	15	3,943	20,727	24,670	(4,298)	7/26/2017	10-40
Stafford Grove	Stafford, TX	3	—	8,540	28,879	37,419	2,120	8,586	30,953	39,539	(6,389)	4/9/2018	4-40
Kaiser Business Center	Folcroft, PA	2	—	6,140	12,730	18,870	1,467	6,140	14,197	20,337	(3,248)	12/10/2018	2-40
Tri-County DC	Schertz, TX	1	16,819	2,346	18,400	20,746	1,025	2,346	19,425	21,771	(3,360)	2/13/2019	1-40
Florence Logistics Center	Florence, KY	1	14,358	1,791	16,968	18,759	27	1,791	16,995	18,786	(2,751)	5/14/2019	1-40
World Connect Logistics Center	Indianapolis, IN	1	32,386	4,983	39,172	44,155	209	4,983	39,381	44,364	(5,433)	9/27/2019	1-40
Tri-County DC II A	Schertz, TX	1	9,004	1,280	8,562	9,842	421	1,280	8,983	10,263	(1,655)	10/1/2019	1-40
Aurora DC	Aurora, IL	1	—	1,681	6,887	8,568	911	1,681	7,798	9,479	(1,660)	12/13/2019	1-40
Railhead DC	Dallas/Fort Worth, TX	1	8,391	2,102	17,475	19,577	92	2,102	17,567	19,669	(2,241)	2/4/2020	6-40
Tri-County DC II B	Schertz, TX	1	2,393	455	2,429	2,884	53	455	2,482	2,937	(381)	2/14/2020	4-40
Sterling IC	Washington, DC	1	—	1,976	3,369	5,345	13	1,976	3,382	5,358	(434)	3/25/2020	6-40
Clayton Commerce Center	Atlanta, GA	1	—	7,403	51,886	59,289	5,415	7,403	57,301	64,704	(7,489)	6/26/2020	7-40
Bay Area Commerce Center	East Bay, CA	1	—	10,135	38,672	48,807	1,791	10,135	40,463	50,598	(3,345)	8/27/2020	9-40
Air Tech DC	Louisville, KY	2	3,301	615	18,471	19,086	213	616	18,683	19,299	(1,986)	10/16/2020	1-40
East Columbia IC	Portland, OR	2	—	3,352	11,726	15,078	204	3,352	11,930	15,282	(1,841)	12/2/2020	3-20
Plainfield LC	Indianapolis, IN	1	—	2,514	17,260	19,774	17	2,514	17,277	19,791	(1,310)	12/16/2020	7-40
395 LC	Reno, NV	1	—	6,752	61,784	68,536	300	6,752	62,084	68,836	(5,390)	12/21/2020	5-40
Radar Distribution Center	Northampton, PA	1	—	7,167	42,373	49,540	669	7,167	43,042	50,209	(2,305)	3/31/2021	7-40
Intermountain Space Center	Salt Lake City, UT	1	—	14,786	48,645	63,431	756	14,786	49,401	64,187	(5,182)	6/30/2021	3-20
Airway Industrial Park	San Diego, CA	1	—	5,740	18,616	24,356	2,086	5,740	20,702	26,442	(832)	7/9/2021	1-40
Greenwood Business Center	Greenwood, IN	1	—	858	16,251	17,109	(30)	858	16,221	17,079	(1,152)	8/2/2021	5-40
25 Linden Industrial Center	Jersey City, NJ	1	—	7,764	9,576	17,340	56	7,764	9,632	17,396	(1,423)	8/31/2021	2-20
Little Orchard Business Park	San Jose, CA	4	—	51,265	48,147	99,412	733	51,265	48,880	100,145	(5,682)	9/8/2021	1-20
Tustin Business Center	Tustin, CA	2	—	22,734	12,233	34,967	35	22,734	12,268	35,002	(1,050)	9/22/2021	8-20
Campus Drive IC	Burlington, NJ	1	—	2,364	4,288	6,652	16	2,364	4,304	6,668	(362)	10/7/2021	10-20
Long Island Logistics Center	Islandia, NY	1	—	4,927	16,198	21,125	97	4,927	16,295	21,222	(1,061)	12/9/2021	9-20
Phoenix IC	Phoenix, AZ	1	—	4,709	12,895	17,604	151	4,709	13,046	17,755	(1,207)	12/13/2021	1-20
Tempe IC	Tempe, AZ	1	—	3,628	24,857	28,485	—	3,628	24,857	28,485	(1,782)	12/13/2021	2-20
Las Vegas IC	Las Vegas, NV	2	—	2,623	6,186	8,809	9	2,623	6,195	8,818	(382)	12/13/2021	4-30

				Initial Cost to Company				Gross Amount Carried at December 31, 2022
							Cost
							Capitalized or
					Buildings and		Adjustments		Buildings and		Accumulated
		No. of			Improvements		Subsequent to		Improvements	Total Costs	Depreciation		Depreciable Life
($ in thousands)	Location	Buildings	Debt (1)	Land	(2)	Total Costs	Acquisition (4)	Land	(2)	(3, 4)	(4, 5)	Acquisition Date	(Years)
Industrial properties (cont.):
General Washington IC	Alexandria, VA	1	—	2,452	8,599	11,051	807	2,452	9,406	11,858	(326)	1/7/2022	1-20
Western Food Center	Denver, CO	2	—	10,399	28,989	39,388	172	10,399	29,161	39,560	(1,834)	1/14/2022	5-20
Orlando LC I & II	Orlando, FL	2	—	8,975	88,020	96,995	2,132	8,975	90,152	99,127	(2,781)	2/17/2022	11-49
Orlando LC III & IV	Orlando, FL	2	—	3,198	40,505	43,703	324	3,198	40,829	44,027	(1,397)	2/17/2022	11-48
Orlando LC V	Orlando, FL	1	—	1,939	33,219	35,158	3	1,939	33,222	35,161	(2,333)	2/17/2022	10-39
Orlando LC VI	Orlando, FL	1	—	3,405	26,043	29,448	—	3,405	26,043	29,448	(1,020)	2/17/2022	10-41
Orlando LC VII	Orlando, FL	1	—	3,156	20,404	23,560	—	3,156	20,404	23,560	(1,293)	2/17/2022	11-41
Gillingham IC	Sugarland, TX	1	—	2,283	18,268	20,551	32	2,283	18,300	20,583	(467)	6/10/2022	5-40
Industrial Drive IC	Birmingham, AL	1	—	1,220	2,798	4,018	305	1,220	3,103	4,323	(256)	6/17/2022	5-20
Maplewood Drive IC	Minneapolis, MN	1	—	1,026	4,488	5,514	—	1,026	4,488	5,514	(477)	6/17/2022	4-20
Glen Afton IC	Charlotte, NC	1	—	2,294	19,742	22,036	—	2,294	19,742	22,036	(993)	6/17/2022	11-30
East 56th Ave IC	Denver, CO	1	—	4,724	14,317	19,041	—	4,724	14,317	19,041	(923)	6/17/2022	7-20
Brockton IC	Grand Rapids, MI	1	—	1,250	5,272	6,522	—	1,250	5,272	6,522	(514)	6/17/2022	5-20
Pine Vista IC	Houston, TX	1	—	2,952	15,838	18,790	—	2,952	15,838	18,790	(925)	6/17/2022	11-20
Tri-County Parkway IC	San Antonio, TX	1	—	1,579	11,205	12,784	50	1,579	11,255	12,834	(711)	6/17/2022	8-20
Miami NW 114th IC	Miami, FL	1	—	5,533	6,489	12,022	—	5,533	6,489	12,022	(457)	6/17/2022	8-20
North Harney IC	Tampa, FL	1	—	3,586	4,439	8,025	—	3,586	4,439	8,025	(340)	6/17/2022	6-20
Wes Warren Drive IC	New York, NY	1	—	1,537	5,978	7,515	—	1,537	5,978	7,515	(438)	6/17/2022	7-20
Enterprise Way IC	Oklahoma City, OK	1	—	537	5,982	6,519	—	537	5,982	6,519	(343)	6/17/2022	9-20
New Albany IC	Moorestown, NJ	1	—	5,630	11,914	17,544	—	5,630	11,914	17,544	(796)	6/17/2022	7-20
North 5th Street CC	Philadelphia, PA	1	—	4,359	18,945	23,304	52	4,359	18,997	23,356	(952)	6/24/2022	2-20
Total industrial properties		64	$126,692	$271,484	$1,039,123	$1,310,607	$22,688	$271,534	$1,061,761	$1,333,295	$(98,375)
Grand total		195	$587,916	$697,046	$3,315,758	$4,012,804	$165,525	$694,998	$3,483,331	$4,178,329	$(572,751)

(1)	These properties are encumbered by mortgage notes. Amounts reflects principal amount outstanding as of December 31, 2022. See “Note 6 to the Consolidated Financial Statements” above for more detail regarding our borrowings.
(2)	Includes gross intangible lease assets.
(3)	As of December 31, 2022, the aggregate cost for U.S. federal income tax purposes of investments in property was approximately $1.5 billion (unaudited).
(4)	Amount is presented net of impairments and other write-offs of tenant-related assets that were recorded at acquisition as part of our purchase price accounting. Such write-offs are the result of lease expirations and terminations.
(5)	Includes intangible lease asset amortization.

The following table summarizes investment in real estate properties and accumulated depreciation and amortization activity for the periods presented below:

	For the Year Ended December 31,
	2022	2021	2020
Investments in real estate properties:
Balance at the beginning of period	$3,061,851	$2,455,678	$2,057,350
Acquisitions of properties	1,206,476	924,206	380,525
Improvements	30,842	38,295	40,595
Property dispositions or held for sale assets	(120,840)	(355,570)	(22,792)
Impairment of real estate	—	(758)	—
Balance at the end of period	$4,178,329	$3,061,851	$2,455,678
Accumulated depreciation and amortization:
Balance at the beginning of period	$472,025	$501,105	$444,718
Real estate depreciation and amortization expense	134,617	74,415	62,923
Above-market lease assets amortization expenses	724	469	357
Right of use asset amortization expense	102	53	—
Property dispositions or held for sale assets	(34,717)	(104,017)	(6,893)
Balance at the end of period	$572,751	$472,025	$501,105